Exhibit 99.1

Index

Consolidated condensed interim statements of financial position		2
Consolidated condensed interim statements of profit or loss		3
Consolidated condensed interim statements of other comprehensive income		4
Consolidated condensed interim statements of changes in equity		5
Consolidated condensed interim statements of cash flows		6
1.	Reporting entity	7
2.	Basis of presentation	7
3.	Significant accounting judgments and estimates	8
4.	Accounting policies	8
5.	New standards and regulatory changes	9
6.	Cash and cash equivalents	10
7.	Trade and other receivables, net	10
8.	Inventories, net	11
9.	Other financial assets	11
10.	Taxes	12
11.	Other assets	17
12.	Investments in associates and joint ventures	18
13.	Property, plant and equipment	19
14.	Natural and environmental resources	20
15.	Right-of-use assets	21
16.	Impairment of non-current assets	21
17.	Loans and borrowings	22
18.	Trade and other payables	23
19.	Provisions for employees benefits	24
20.	Accrued liabilities and provisions	25
21.	Equity	31
22.	Revenue from contracts with customers	33
23.	Cost of sales	34
24.	Administrative, operation and project expenses	35
25.	Other operating (expenses) income, net	35
26.	Financial result, net	36
27.	Risk management	36
28.	Related parties	39
29.	Segments information	41
30.	Relevant events (Unaudited)	44
Exhibit 1 - Consolidated companies, associates and joint ventures (Unaudited)		45

1

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos)

Consolidated condensed interim statements of financial position

	Note	March 31, 2021	December 31, 2020
		(Unaudited)
Assets
Current assets
Cash and cash equivalents	6	6,687,543	5,082,308
Trader and other receivables, net	7	7,004,609	4,819,092
Inventories, net	8	6,407,625	5,053,960
Other financial assets	9	506,110	2,194,651
Tax assets	10	4,591,246	3,976,295
Oher assets	11	1,827,665	1,664,036
		27,024,798	22,790,342
Assets held for sale		51,175	44,032
Total current assets		27,075,973	22,834,374

Non-current assets
Trader and other receivables, net	7	773,782	676,607
Other financial assets	9	887,289	877,008
Investments in associates and joint ventures	12	3,172,876	3,174,628
Property, plant and equipment	13	68,430,919	66,508,337
Natural and environmental resources	14	32,768,283	31,934,158
Right-of-use-assets	15	347,569	377,886
Intangibles		564,010	555,043
Non-current tax assets	10	10,462,206	10,035,161
Goodwill		1,353,802	1,353,802
Other assets	11	1,095,871	1,090,115
Total non- current assets		119,856,607	116,582,745
Total assets		146,932,580	139,417,119

Liabilities
Liabilities Currents
Loans and borrowings	17	5,206,883	4,923,346
Trade and other payables	18	9,737,724	8,449,041
Provisions for employee benefits	19	2,122,685	2,022,137
Tax liabilities	10	1,241,463	1,243,883
Accrued liabilities and provisions	20	1,124,539	1,221,109
Derivative financial instruments		5,564	3,714
Other liabilities		491,605	388,057
		19,930,463	18,251,287
Liabilities related to non-current assets		32,714	31,156
Total Liabilities Currents		19,963,177	18,282,443
Non-current liabilities
Loans and borrowings	17	44,687,148	41,808,408
Trade and other payables	18	16,062	21,064
Provisions for employee benefits	19	10,903,847	10,401,530
Tax liabilities	10	1,249,238	1,269,098
Accrued liabilities and provisions	20	11,337,730	11,206,621
Other liabilities		623,458	608,685
Total non-current liabilities		68,817,483	65,315,406
Total liabilities		88,780,660	83,597,849

Equity
Subscribed and paid in capital	21.1	25,040,067	25,040,067
Additional paid-in capital	21.2	6,607,699	6,607,699
Reserves	21.3	10,624,229	9,635,136
Other comprehensive income	21.5	7,901,375	7,859,992
Retained earnings		4,351,144	2,952,356
Equity attributable to Company’s shareholders		54,524,514	52,095,250
Non-controlling interest		3,627,406	3,724,020
Total equity		58,151,920	55,819,270
Total liabilities and equity		146,932,580	139,417,119

The accompanying notes are an integral part of the consolidated condensed interim financial statements.

/s/ Felipe Bayón Pardo	/s/ Javier Leonardo Cárdenas Laiton	/s/ Víctor Hugo Rodríguez Vargas
Felipe Bayón Pardo	Javier Leonardo Cárdenas Laiton	Víctor Hugo Rodríguez Vargas
President	Accountant	Statutory Auditor
	T.P. 116770-T	T.P. 57851-T
Appointed by Ernst & Young Audit S.A.S.

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos, except for the earnings per share, expressed in Colombian pesos)

Consolidated condensed interim statements of profit or loss

		Three-month period ended March 31,
	Note	2021	2020
		(Unaudited)
Revenue from contracts with customers	22	17,205,974	15,071,966
Cost of sales	23	(10,512,020)	(11,286,823)
Gross profit		6,693,954	3,785,143

Administration expenses	24	(555,362)	(540,609)
Operation and project expenses	24	(606,641)	(518,760)
(Impairment) recovery of non-current assets, net	16	2,405	(1,207,941)
Other operating (expenses) income, net	25	(21,029)	(19,562)
Operating income		5,513,327	1,498,271

Financial result, net	26
Financial income		61,827	362,001
Financial expenses		(834,625)	(1,014,207)
Foreign exchange gain (loss)		120,868	(13,390)
		(651,930)	(665,596)
Share of profits of associates and joint ventures	12	53,247	(609)
Profit before income tax expense		4,914,644	832,066

Income tax expense	10	(1,536,730)	(351,918)
Net profit for the period		3,377,914	480,148
Net profit attributable to:
Owners of parent		3,085,925	132,894
Non-controlling interest		291,989	347,254
		3,377,914	480,148
Basic earnings per share (pesos)		75.1	3.2

The accompanying notes are an integral part of the consolidated condensed interim financial statements.

/s/ Felipe Bayón Pardo	/s/ Javier Leonardo Cárdenas Laiton	/s/ Víctor Hugo Rodríguez Vargas
Felipe Bayón Pardo	Javier Leonardo Cárdenas Laiton	Víctor Hugo Rodríguez Vargas
President	Accountant	Statutory Auditor
	T.P. 116770-T	T.P. 57851-T
Appointed by Ernst & Young Audit S.A.S.

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos)

Consolidated condensed interim statements of other comprehensive income

		Three-month period ended March 31,
	Note	2021	2020
		(Unaudited)
Net income of the period		3,377,914	480,148
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss (net of tax):
Unrealized loss on hedges:
Cash flow hedge for future exports		(171,697)	(601,616)
Hedge of a net investment in a foreign operation		(1,415,681)	(3,583,383)
Cash flow hedge with derivative instruments		(51,279)	(169,214)
Foreign currency translation:
Foreign currency translation		2,460,036	8,384,282
Realized other comprehensive income for joint venture sales	26	(361,728)	-
		459,651	4,030,069
Items that will not be reclassified subsequently to profit or loss (net of tax):
Remeasurement loss on defined benefit plans		(355,451)	(386,179)
		(355,451)	(386,179)
Other comprehensive income		104,200	3,643,890
Total comprehensive income		3,482,114	4,124,038

Comprehensive net profit attributable to:
Owners of parent		3,127,308	3,386,845
Non-controlling interest		354,806	737,193
		3,482,114	4,124,038

The accompanying notes are an integral part of the consolidated condensed interim financial statements.

/s/ Felipe Bayón Pardo	/s/ Javier Leonardo Cárdenas Laiton	/s/ Víctor Hugo Rodríguez Vargas
Felipe Bayón Pardo	Javier Leonardo Cárdenas Laiton	Víctor Hugo Rodríguez Vargas
President	Accountant	Statutory Auditor
	T.P. 116770-T	T.P. 57851-T
Appointed by Ernst & Young Audit S.A.S.

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos)

Consolidated condensed interim statements of changes in equity

	Note	Subscribed and paid-in capital	Additional paid-in capital	Reserves	Other comprehensive income	Retained earnings (losses)	Equity attributable to Company’s shareholders	Non- controlling interest	Total Equity
Balance as of December 31, 2020		25,040,067	6,607,699	9,635,136	7,859,992	2,952,356	52,095,250	3,724,020	55,819,270
Net income		-	-	-	-	3,085,925	3,085,925	291,989	3,377,914
Release of reserves	21.3	-	-	(5,066,156)	-	5,066,156	-	-	-
Dividends declared	21.4	-	-	-	-	(698,984)	(698,984)	(431,997)	(1,130,981)
Change of participation in controlled companies		-	-	-	-	940	940	(4,600)	(3.660)
Capital restitution		-	-	-	-	-	-	(14,823)	(14,823)
Appropriation of reserves
Legal		-	-	168,808	-	(168,808)	-	-	-
Fiscal and mandatories	21.3	-	-	509,082	-	(509,082)	-	-	-
Occasional	21.3	-	-	5,377,359	-	(5,377,359)	-	-	-
Other comprehensive income
Non-realized loss on hedging instruments:
Cash flow hedge for future exports		-	-	-	(171,697)	-	(171,697)	-	(171,697)
Hedge of a net investment in a foreign operation		-	-	-	(1,415,681)	-	(1,415,681)	-	(1,415,681)
Cash flow hedge with derivative instruments		-	-	-	(34,522)	-	(34,522)	(16,757)	(51,279)
Foreign currency translation
Foreign currency translation		-	-	-	2,380,462	-	2,380,462	79,574	2,460,036
Realized other comprehensive income for joint venture sales	26	-	-	-	(361,728)	-	(361,728)	-	(361,728)
Actuarial valuation loss		-	-	-	(355,451)	-	(355,451)	-	(355,451)
Balance as of March 31, 2021 (Unaudited)		25,040,067	6,607,699	10,624,229	7,901,375	4,351,144	54,524,514	3,627,406	58,151,920

Balance as of December 31, de 2019		25,040,067	6,607,699	3,784,658	6,464,144	14,515,762	56,412,330	3,931,792	60,344,122
Net income		-	-	-	-	132,894	132,894	347,254	480,148
Release of reserves		-	-	(540,826)	-	540,826	-	-	-
Dividends declared		-	-	-	-	(7,401,005)	(7,401,005)	(687,224)	(8,088,229)
Change of participation in controlled companies and others		-	-	-	-	-	-	(3)	(3)
Appropriation of reserves
Legal		-	-	1,325,148	-	(1,325,148)	-	-	-
Fiscal and mandatories		-	-	509,082	-	(509,082)	-	-	-
Occasional		-	-	4,557,074	-	(4,557,074)	-	-	-
Other comprehensive income
Non-realized loss on hedging instruments:
Cash flow hedge for future exports		-	-	-	(601,616)	-	(601,616)	-	(601,616)
Hedge of a net investment in a foreign operation		-	-	-	(3,583,383)	-	(3,583,383)	-	(3,583,383)
Cash flow hedge with derivative instruments		-	-	-	(125,914)	-	(125,914)	(43,300)	(169,214)
Foreign currency translation		-	-	-	8,127,651	-	8,127,651	256,631	8,384,282
Actuarial valuation loss		-	-	-	(386,179)	-	(386,179)	-	(386,179)
Balance as of March 31, de 2020 (Unaudited)		25,040,067	6,607,699	9,635,136	9,894,703	1,397,173	52,574,778	3,805,150	56,379,928

The accompanying notes are an integral part of the consolidated condensed interim financial statements.

/s/ Felipe Bayón Pardo	/s/ Javier Leonardo Cárdenas Laiton	/s/ Víctor Hugo Rodríguez Vargas
Felipe Bayón Pardo	Javier Leonardo Cárdenas Laiton	Víctor Hugo Rodríguez Vargas
President	Accountant	Statutory Auditor
	T.P. 116770-T	T.P. 57851-T
Appointed by Ernst & Young Audit S.A.S.

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos)

Consolidated condensed interim statements of cash flows

		Three-month period ended March 31,
	Note	2021	2020
		(Unaudited)
Cash flows provided by operating activities:
Net profit for the period		3,377,914	480,148
Adjustments to reconcile net income to net cash provided by operating activities:
Income tax	10	1,536,730	351,918
Depreciation, depletion and amortization		2,302,096	2,229,611
Foreign exchange loss, net	26	240,860	13,390
Realized gain on other comprehensive income in joint ventures sale	26	(361,728)	-
Finance cost of loans and borrowings	26	558,778	485,456
Finance cost of post-employment benefits and abandonment costs	26	233,295	213,708
Disposal of exploratory assets and dry wells	14	132,677	14,238
Loss on sale or disposal of assets		(9,532)	(5,649)
(Recovery) loss for impairment of long-term assets	16	(2,405)	1,207,941
Los for impairment of short-term assets	25	15,525	668
Loss on valuation of financial assets		21,576	46,691
(Gain) loss on equity method	12	(53,247)	609
Loss on hedge ineffectiveness	27.3	8,285	12,409
Realized loss on foreign exchange cash flow hedges	22	66,390	127,743
Net change in operational assets and liabilities:
Trade and other receivables		(1,952,085)	1,322,179
Inventories		(1,242,533)	160,923
Trade and other payables		(76,599)	(1,948,484)
Tax assets and liabilities		(517,189)	(366,215)
Provisions for employee benefits		(69,562)	596
Provisions and contingencies		(98,424)	(134,032)
Other assets and liabilities		(21,132)	(456,333)
		4,089,690	3,757,515
Income tax paid		(1,156,386)	(1,185,087)
Net cash generated by operating activities		2,933,304	2,572,428
Cash flow from investing activities:
Investment in property, plant and equipment	13	(849,886)	(822,992)
Investment in natural and environmental resources	14	(1,568,822)	(2,619,074)
Acquisitions of intangibles		(18,241)	(11,383)
Sales of other financial assets		1,712,944	2,493,669
Interests received	26	23,836	88,086
Proceeds from sales of assets		8,328	7,714
Net cash used in investment activities		(691.841)	(863,980)
Cash flow used in financing activities:
Acquisition of loans and borrowings		4,242	26,095
Loan payments		(67,039)	(81,410)
Interest payments		(478,082)	(480,580)
Lease payments (loans and interest)	15	(70,067)	(64,239)
Dividends paid		(168,084)	(425,807)
Net cash used in financing activities		(779,030)	(1,025,941)
Exchange difference in cash and cash equivalents		142,802	1,038,911
Net increase in cash and cash equivalents		1,605,235	1,721,418
Cash and cash equivalent at the beginning of the period		5,082,308	7,075,758
Cash and cash equivalent at the end of the period	6	6,687,543	8,797,176

The accompanying notes are an integral part of the consolidated condensed interim financial statements.

/s/ Felipe Bayón Pardo	/s/ Javier Leonardo Cárdenas Laiton	/s/ Víctor Hugo Rodríguez Vargas
Felipe Bayón Pardo	Javier Leonardo Cárdenas Laiton	Víctor Hugo Rodríguez Vargas
President	Accountant	Statutory Auditor
	T.P. 116770-T	T.P. 57851-T
Appointed by Ernst & Young Audit S.A.S.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

1.	Reporting entity

Ecopetrol S.A. is a mixed economy company, with a commercial nature, formed in 1948 in Bogotá – Colombia, headquarters of the Ecopetrol Business Group. Its corporate purpose is to develop commercial or industrial activities arising from or related to the exploration, production, refining, transportation, storage, distribution, and selling of hydrocarbons, their by-products and associated products on its own or through its subsidiaries (hereafter “Ecopetrol”, the “Company” or Ecopetrol Business Group).

An 11.51% of Ecopetrol S.A.’s shares are publicly traded on the Stock Exchanges of Colombia and New York, USA. The remaining shares (88.49% of the total outstanding shares) are owned by the Colombian Ministry of Finance and Public Credit.

The address of the main office of Ecopetrol S.A. is Bogotá – Colombia, Carrera 13 No. 36 - 24.

2.	Basis of presentation

2.1	Statement of compliance and authorization of financial statements

The financial information contained in this report has been prepared in accordance with “IAS 34- Interim financial reporting”. These financial statements do not include all information and disclosures required in the annual financial statements and therefore should be read in conjunction with the Company’s annual consolidated financial statements and notes, issued as of December 31, 2020 included in the “Integrated Sustainable Management Report”.

The consolidated condensed interim financial statements are unaudited and in the management opinion, include all necessary adjustments for a fair presentation of the results of each period.

Ecopetrol Business Group prepares its financial statements based on the principles and accounting standards and financial information accepted in Colombia (NCIF, as its acronym in Spanish), regulated in Decree 2420 of 2015, and amended by Decrees 2496 of 2015, 2131 of 2016, 2170 of 2017, 2483 of 2018, 2270 of 2019 and 1432 of 2020. These standards are based on the International Financial Reporting Standards - IFRS and its Interpretations issued by the International Accounting Standards Board (IASB) and other applicable legal provisions for supervised entities and / or controlled by the General Accounting Office of the Nation, which may differ in some respects from those established by other Government control bodies.

The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in the preparation of the consolidated financial statements as of December 31, 2021, which do not differ significantly from those used in the previous year.

These financial statements were approved by the Company’s Management on April 21, 2021.

2.2	Considerations and effects of Covid-19

As mentioned in the Consolidated Financial Statements as of December 31, 2020, since the beginning of the pandemic in Colombia, the Group has taken the measures to ensure the sustainability of the business in an environment of low prices, prioritizing the opportunities to cash generation with better equilibrium prices, maintaining growth dynamics with a focus on executing strategic asset development plans and preserving the value of assets through investments that provide reliability, integrity and continuity to the current operation in refineries, transportation systems and production fields.

During the first quarter of 2021, the behavior of crude oil and products prices has shown a recovery due to the maintenance of supply, given fact that the Organization of the Petroleum Exporting Countries (OPEC) has a preponderant factor to keep the market balanced. In terms of demand, vaccination campaigns began in several countries around the world, increasing the expectations of a sustained recovery, taking Brent to an average of 61.3 USD/Bl (2020 - 50.8 USD / Bl).

7

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The Group will continue monitoring the evolution of the COVID-19 pandemic and the markets to determine the need to implement subsequent stages of the intervention plan and will continuously review the indicators of impairment of long-lived assets and investments in companies.

2.3	Reclassifications

For presentation purposes, The Group reclassified some items in the comparative figures as of March 31, 2020. They do not represent an impact on the items in the statement of financial position, profit or loss, comprehensive income, changes in equity or cash flows.

2.4	Basis of consolidation

For presentation purposes, these consolidated condensed interim financial statements were prepared by consolidating all companies set out in Exhibit 1, in which Ecopetrol exercises control, directly or indirectly.

The subsidiaries are consolidated from the date on which control is obtained until the date on which it ceases.

The Guajira association contract business combination is pending to close, it is expected to be completed during the second quarter of 2021.

3.	Significant accounting judgments and estimates

The preparation of the financial statements requires that the Company’s Management makes estimates to quantify some of the assets, liabilities, income, expenses and commitments. These estimates have been determined based on the best available information on the facts analyzed. Changes to these estimates are recognized prospectively in the period in which the estimate is revised.

In the course of 2021, there have been no changes in the significant accounting estimates and judgments used in the preparation of the financial statements as of December 31, 2020.

4.	Accounting policies

The Group’s main accounting policies are described in the accounting policies section of the annual report with a cut-off date of December 31, 2020 and they have been applied consistently for the period comprising these condensed interim condensed financial statements, except for the adoption of new standards effective as of January 1, 2021.

The interim financial statements do not include all the information and disclosures required in the annuals, and therefore should be read in conjunction with the separate financial statements December 31, 2020.

8

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

5.	New standards and regulatory changes

5.1	New standards adopted by the Group, effective as of January 1, 2021

Reform to the benchmark interest rate phase 2: In August 2020, IASB published this draft, which complements the one issued in 2019 and focuses on the effects on the financial statements when a company replaces the benchmark interest rate above for an alternative reference rate. The modifications in this phase refer to changes in contractual cash flows, hedge accounting and risk disclosures.

Benchmark interest rates such as interbank offer rates (IBOR) have an important role in global financial markets, being “LIBOR” one of the most used by various companies for corporate debt and derivative instruments trading, among others. The G20 asked the Financial Stability Board (FSB) to carry out a review of the main benchmark interest rates. As a result of the review, LIBOR and other rates are expected to be replaced with new ones that give greater confidence to the markets in general.

Within the accounting analysis, Ecopetrol established that the contractual cash flows of financial assets or liabilities measured at amortized cost would change as a result of the IBOR reform; however, it is expected that this change will not have an application impact on the financial statements, given the exceptions provided by the amendment where it is established that, if the modification occurs as a direct consequence of the interest rate reform and the new rate is economically equivalent to the previous basis, the entity will not have to make a re-estimate of future interest payments. Monthly financial expenses will be measured at the new interest rate without implying a remeasurement in the rate that could affect the current cost of the financial asset and/or financial liability.

Effective January 1, 2022 with early adoption in 2021:

IAS 16 - Property, plant and equipment: amendment that determine the prohibition to deduct from the cost of property, plant and equipment the sales revenue of goods produced, while the company prepares the asset for its intended use. The Ecopetrol Business Group is assessing the application of the amendment to IAS 16 in sales to third parties of the extensive production tests; disclosing separately the amounts of income and costs related to the items produced.

For said adoption, the accumulated effect of the income obtained from extensive tests in the projects in force as of January 1, 2020 must be reflected as the starting point on the first day of the comparative year.

It is worth mentioning that in order to apply the said amendments (interest rate reform, Phase 2 and IAS 16), it is necessary that they be incorporated into the accounting regulations in Colombia by decree, in order to collect the accounting effects and avoid differences between the current regulations in Colombia and the Standards issued by IASB.

5.2	New standards issued by the IASB that will enter into force in future periods

Effective as of January 1, 2022 or later periods:

•	IFRS 3 - Business combinations: a reference from the standard to the Conceptual Framework was updated.

•	IAS 37 - Provisions, Liabilities and Contingent Assets: in which it details the costs that an entity must include when determining whether a contract is onerous.

•	Annual improvement cycle 2018-2020 that involves adjustments to IFRS 1, IFRS 9, IAS 41 and IFRS 16.
9

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

•	Amendment to IAS 1 - Classifications of liabilities as currents or non-current effective as of January 1st, 2023 as well as the following limited scope amendments.

•	Amendments to IAS 1 - Presentation of financial statements. Companies should disclose material information about their accounting policies and apply the concept of materiality to disclosures of accounting policies.

•	Amendments to IAS 8 - Accounting policies, changes in accounting estimates and errors. Clarifies how companies should distinguish changes in accounting policies from changes in accounting estimates.

The Group is constantly monitoring changes in local accounting regulations in order to assess the possible impacts that the new standards issued by the international organization may generate in their adoption in Colombia.

6.	Cash and cash equivalents

	March 31,	December 31,
	2021	2020
	(Unaudited)
Banks and corporations	5,999,117	4,215,518
Short-term investments	688,191	866,606
Cash	235	184
	6,687,543	5,082,308

As of March 31, 2021, restricted resources were included for $72,584 (December 31, 2020 for $ 13,679), mainly destined for the exclusive payment of capital and interest on loans incurred by Oleoducto Bicentenario de Colombia S.A.S.

The fair value of cash and cash equivalents approximates their carrying amount due to their short-term nature (less than three months) and their high liquity.

7.	Trade and other receivables, net

	March 31,	December 31,
	2021	2020
	(Unaudited)
Current
Customers
Foreign	2,832,300	2,021,070
Domestic	1,913,903	1,913,106
Related parties (Note 28)	104,930	105,048
Employee loans	96,359	97,723
Industrial services	48,628	39,651
Fuel price stabilization fund (1)	1,672,404	319,927
Others (2)	336,085	322,567
	7,004,609	4,819,092

Non-current
Employee loans	465,139	474,693
Domestic customers	56,339	51,955
Others	252,304	149,959
	773,782	676,607

(1)	Corresponds to the application of Resolution 180522 of March 29, 2010 and other regulations that modify and add it (Decree 1880 of 2014 and Decree 1068 of 2015), which establishes the procedure to recognize the subsidy for refiners and importers of motor gasoline current and ACPM, and the methodology for calculating the net position (value generated between the parity price and the regulated price, which can be positive or negative).
10

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

(2)	Corresponds mainly to crude oil loan agreements in transportation systems.

The carrying amounts of trade and other receivables approximate their fair value.

8.	Inventories, net

	March 31,	December 31,
	2021	2020
	(Unaudited)
Crude	2,172,478	1,719,426
Fuels and petrochemicals	2,105,546	1,407,297
Materials for goods production	2,129,601	1,927,237
	6,407,625	5,053,960

9.	Other financial assets

	March 31,	December 31,
	2021	2020
	(Unaudited)
Assets measured at fair value through profit or loss
Investment portfolio – Local currency	346,959	474,535
Investment portfolio – Foreign currency	1,013,376	2,494,124
	1,360,335	2,968,659

Assets measured at fair value through other comprehensive income	1,227	732
Assets measured at amortized cost	4,016	3,391
Hedging instruments	27,821	98,877
	1,393,399	3,071,659

Current	506,110	2,194,651
Non-current	887,289	877,008
	1,393,399	3,071,659

Fair value:

	March 31,	December 31,
	2021	2020
	(Unaudited)
Level 1	2,670	5,273
Level 2	1,386,713	3,062,995
	1,389,383	3,068,268

There were no transfers between hierarchy levels during the periods.

For the process of establishing levels of the fair value for investments, in addition to the information used for valuation, other relevant aspects are also considered, such as the issuer rating, investment rating and issuer risk analysis performed by the Group, thus making it possible to establish the appropriate hierarchy level for investments.

11

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

10.	Taxes

10.1	Current tax assets and tax liabilities

	March 31,	December 31,
	2021	2020
	(Unaudited)
Current tax assets
Income tax (1)	2,084,485	1,823,027
Credit tax balance (2)	1,689,118	1,311,693
Advances and other taxes (3)	817,643	841,575
	4,591,246	3,976,295

Non-current tax assets
Deferred tax	10,064,385	9,637,340
Income tax	397,821	397,821
	10,462,206	10,035,161
Current tax liabilities
Income tax	864,811	811,197
National tax and surtax on gasoline	153,557	137,710
Industry and commerce tax	73,341	161,813
Carbon tax	29,542	64,091
Value added tax	57,432	5,607
Other taxes (4)	62,780	63,465
	1,241,463	1,243,883
Non-current tax liabilities
Deferred tax	1,022,389	1,042,250
Income tax (5)	226,849	226,848
	1,249,238	1,269,098

(1)	Includes credit tax balances for income tax mainly of Ecopetrol S.A., the tax discount for value added tax (VAT) incurred in the acquisition of real productive fixed assets, in accordance with the laws 1943 of 2018 and 2010 of 2019 - Tax reform and the 50% of the industry and commerce tax paid in the year.

(2)	It mainly contains the balance value in favor of VAT in Ecopetrol S.A., among others.

(3)	Includes the potential tax discount for value added tax (VAT) incurred in the acquisition of real productive fixed assets, in accordance with the articles 83 of Law 1943 of 2018 and 95 of Law 2010 of 2019 - Financing Law and Economic Growth Law and tax advances.

(4)	It mainly contains the balance value in favor of VAT, among others.

(5)	Mechanism of taxes paid through projects regulated by article 238 of Law 1819 of 2016 - Tax reform, which established it as a form of payment of income tax for the years 2017, 2018 and 2019. In compliance with the said article, in May 2018, 2019 and 2020, the Group companies recognized an asset and a liability for the value of the projects awarded for each tax term.
12

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

10.2	Income tax

In accordance with Law 2010/2019 (Tax Reform) the tax provisions applicable in Colombia for the taxable year 2021 are the following:

-	The general rate of income tax applicable to national companies, permanent establishments and foreign entities will be 31%.

-	For the years 2020 and 2021, the applicable rate for purposes of calculating the income tax under the presumptive income system will be 0.5% and 0%, respectively, of the taxpayer’s net worth from the immediately previous year.

-	Companies located in the free zone are taxed at a rate of 20%. If the company located in the free zone has a Legal Stability Contract (hereinafter, CEJ), the income tax rate will continue to be 15% during the term of said contract. This is the case of Refinería de Cartagena S.A.S. (“Reficar”) and Esenttia Masterbatch Ltda. (“Esenttia MB”).

-	For the taxable year 2021, the Group has companies that settle on liquid income at the 31% rate, companies in the free zone, that pay the 15% rate (they have CEJ) and others with foreign income with rates from other countries.

-	The tax depreciation systems are adjusted to the accounting ones and it establishes a limit to the annual depreciation percentage based on the table established in Law 1819 of 2016. On the other hand, the amortization of oil investments will be made based on technical production units as it is done in accounting.

-	The expenses of acquisition of exploration rights, geology and geophysics, exploratory drilling, among others, will be capitalized for tax purposes until the technical feasibility and commercial viability of extracting the resource are established.

-	Tax losses generated as of January 1, 2017 may be offset by the liquid income generated in the following 12 years.

-	Pursuant to article 290 of Law 1819 of 2016, excesses of presumptive income over liquid income generated before 2017 in income tax and CREE that have not been compensated, are subject to offset to the application of a formula contained in said article and subject to the term established in article 189 of the Tax Statute.

Statute of limitation of review for tax returns

As of 2017, the general statute of limitation of tax returns is 3 years from the date of their expiration or from the date of their filing, when they have been filed out of time. For Group Companies that are subject to compliance with transfer pricing regulations, the Law 2010 of 2019 established that the term of their firmness will be 5 years, for the declarations that are presented as of January 1, 2020.

With respect to those statements in which balances are presented in favor, the statute of limitation will be 3 years, from the date of submission of the return or compensation request.

The tax returns in which tax losses are compensated will be final 6 years from the date of their filing. Those declarations in which tax losses are settled, the term is 12 years and if the losses are offset in the last 2 years, of the 12 allowed, their term will extend up to 3 more years, from the year of their compensation.

Tax returns that present tax losses can be reviewed by the tax authorities within six (6) years following the filing and / or correction date.

Income tax returns for taxable years 2011, 2012, 2014, 2015, 2016, 2017, 2018 and 2019 and CREE for taxable years 2014, 2015, and 2016 of Group Companies are subject to acceptance and review by of the tax authorities.

13

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Income tax expense

	Three-month period ended March 31,
	2021	2020
	(Unaudited)
Current	1,046,925	1,073,324
Current – Previous periods	(195)	(1,958)
Deferred	490,024	(719,467)
Deferred – Previous periods	(24)	19
Income tax expense	1,536,730	351,918

Reconciliation of the income tax expenses

For interim periods, and in compliance with IAS 34, the income tax for the period is recognized by applying the effective tax rate projected for the year to the pre-tax accounting profit of the period of closing.

The effective tax rate as of March 31, 2021 is 31.27%; the variation of 7.20% against the rate as of December 31, 2020 (38.47%) is mainly due to the projected profit at the end of each year, the effect of the adjustment for exchange rate difference in the companies of the business group that are functional currency dollar and the effect and the effect of group companies with losses that have a different nominal rate than their parent company.

The Group’s strategy is not to make fiscal decisions with aggressive or risky positions that may put into question its tax returns.

Deferred income tax

	March 31,	December 31,
	2021	2020
	(Unaudited)
Deferred tax assets (1)	10,064,385	9,637,340
Deferred tax liabilities	(1,022,389)	(1,042,250)
	9,041,996	8,595,090

(1)	The increase presented in the deferred tax asset during 2021, was generated mainly by the effect of foreign exchange in loans. Although the current conditions due to the COVID 19 pandemic and other external factors, the financial projections of the Group Companies let to conclude that in the future enough fiscal profits will be generated that will allow their recoverability within the terms established in the current fiscal regulations.

14

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The detail of deferred taxes assets and liabilities is as follows:

	March 31,	December 31,
	2021	2020
	(Unaudited)
Deferred tax assets and liabilities
Loss carry forwards (1)	3,385,864	4,513,071
Provisions (2)	3,191,263	3,186,495
Employee benefits (3)	2,044,105	1,874,242
Borrowings and other financial liabilities (4)	1,743,191	818,271
Accounts payable	652,846	(10,266)
Other liabilities	120,861	75,092
Loans receivable	80,065	73,523
Inventories	43,668	99,775
Accounts receivable	39,936	110,320
Right-of-use assets	5,568	1,014
Investments and derivative instruments	(13,298)	42,463
Intangibles	(24,699)	(26,466)
Other assets	(28,017)	(40,343)
Deferred charges	(51,478)	(35,569)
Goodwill	(294,203)	(294,203)
Property, plant and equipment (5)	(1,853,676)	(1,792,329)
Total	9,041,996	8,595,090

(1)	The reduction compared to December 2020 mainly corresponds to the fact that the deferred tax associated with tax losses and excess presumptive income for Ecopetrol was offset based on the results and projections for the year.

(2)	Corresponds to non-taxable accounting provisions, mainly the abandonment provision for wells.

(3)	Actuarial calculations for health, pensions, education, pension bonuses and other long-term benefits to employees.

(4)	The variation mainly corresponds to the exchange rate for financial liabilities of Ecopetrol S.A.

(5)	For fiscal purposes natural resources and property, plant and equipment have a useful life and a depreciation and amortization calculation methodology different from those that are determined under international accounting standards. Under NCIF (Accounting and Financial Information Standards accepted in Colombia), the useful life is determined by a technical analysis. This difference translates into a different depreciation base for accounting and tax purposes. Within this item the amount of tax is included for occasional gains of 10% on land, as well as the application of the income tax rate of 31% and 30% for the other assets.

The Group offset tax assets and liabilities only if it has a legally enforceable right to offset current tax assets and liabilities; and in the case of deferred tax assets and liabilities, to the extent that they also correspond to income taxes required by the same tax jurisdiction and by the same tax authority.

Recognized asset deferred tax

The deferred tax asset recognized in the consolidated financial statements corresponds to $ 9,041,996, mainly composed of the items indicated in “Detail of deferred tax Assets and Liabilities”.

The deferred tax asset for tax losses corresponds to $ 3,385,864, composed of: Ecopetrol USA Inc. for $1,773,419, Refinería de Cartagena for $ 1,587,894, Ecopetrol Permian LLC $ 10,903 and Invercolsa $ 13,648.

Non-recognized asset deferred tax

The deferred tax asset related to the tax losses generated by the companies Andean Chemicals Ltd for $1,852, and the excess of presumptive income of Hocol Petroleum Company (“HPL”) for $12,077, Andean Chemicals Ltd for $4,332 and Refinería de Cartagena S.A.S for $227,680 are not recognized, since the Management has assessed and reached the conclusion that under a conservative position it is not probable that the deferred tax asset related to these tax losses and presumptive income excesses will be recoverable in the short term.

15

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

If the Group had been recognized the unrecognized deferred tax asset, the profit for the year ended March 31, 2021 would has increased by $ 245,941.

The movements of deferred tax assets and liabilities to income for the years ended March 31, 2021 and December 31, 2020:

	March 31,	December 31,
	2021	2020
	(Unaudited)
Opening balance	8,595,090	7,848,339
Deferred tax recognized in profit or loss	(490,000)	807,036
Deferred tax recognized in other comprehensive income (a)	936,906	(60,285)
Closing balance	9,041,996	8,595,090

(a)	The following is the composition of the income tax recorded against other comprehensive income:

March 31, 2021 (Unaudited)	Base	Deferred tax	Total
Actuarial valuation gains	(507,787)	152,336	(355,451)
Cash flow hedging for future crude oil exports	(245,281)	73,584	(171,697)
Hedge of a net investment in a foreign operation	(2,022,401)	606,720	(1,415,681)
Hedge with derivative instruments	24,296	15,425	39,721
Currency translation	-	88,841	88,841
	(2,751,173)	936,906	(1,814,267)

December 31, 2020	Base	Deferred tax	Total
Actuarial valuation gains	137,459	(41,238)	96,221
Cash flow hedging for future crude oil exports	198,017	(66,265)	131,752
Hedge of a net investment in a foreign operation	(520,490)	156,147	(364,343)
Hedge with derivative instruments	(20,391)	(17,546)	(37,937)
Currency translation	-	(91,383)	(91,383)
	(205,405)	(60,285)	(265,690)

Deferred tax (assets) unrecognized liabilities

As of March 31, 2021, no deferred tax assets are recognized on the difference between the accounting and tax bases associated with investments in associates and joint ventures of the Group, since as it was documented, the Group considers the exceptions established in the accounting regulations.

16

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

11.	Other assets

	March 31,	December 31,
	2021	2020
	(Unaudited)
Current
Advanced payments to contractors and suppliers	598,162	503,698
Partners in joint operations (1)	565,443	534,145
Prepaid expenses	386,961	369,979
Trust funds (2)	240,657	218,158
Related parties (Note 28)	5,798	7,093
Other assets	30,644	30,963
	1,827,665	1,664,036
Non-current
Abandonment and pension funds (3)	391,978	405,376
Trust funds (2)	353,173	338,067
Employee benefits (4)	228,397	221,658
Advanced payments and deposits	54,392	54,392
Judicial deposits and judicial attachments	42,799	42,672
Other assets	25,132	27,950
	1,095,871	1,090,115

(1)	Corresponds to the net value of cash calls and cutbacks generated in relation to the operations carried out with partners through Exploration and Production (E&P) contracts, Technical Evaluations (TEA) contracts and agreements entered in to with the National Hydrocarbons Agency of Colombia (ANH), as well as through association contracts and other types of contracts.

(2)	It mainly includes the resources invested in a trust destined to taxes paid through social and infrastructure projects, payment mechanism for 2019- and 2020-income tax, constituted in compliance with article 238 of Law 1819 of 2016 - Tax Reform.

(3)	Corresponds to Ecopetrol’s share in trusts established to support costs of abandonment of wells and dismantling of facilities as well as the payment of future retirement pensions in some association contracts.

(4)	Corresponds to the benefit of lower interest rates on employee loans, granted by Ecopetrol.

17

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

12.	Investments in associates and joint ventures

12.1	Composition and movements

	March 31,	December 31,
	2021	2020
	(Unaudited)
Joint ventures
Equion Energía Limited	1,695,549	1,642,735
Offshore International Group (1)	-	613,258
Ecodiesel Colombia S.A.	42,331	51,672
	1,737,880	2,307,665
Less impairment:
Equion Energía Limited	(314,460)	(314,460)
Offshore International Group (1)	-	(609,826)
	1,423,420	1,383,379
Associates
Gases del Caribe S.A. E.S.P.	1,481,169	1,512,629
Gas Natural del Oriente S.A. E.S.P.	134,826	143,893
Gases de la Guajira S.A. E.S.P.	68,957	69,518
E2 Energía Eficiente S.A. E.S.P.	35,837	35,614
Extrucol S.A.	25,540	26,996
Serviport S.A.	8,541	8,541
Sociedad Portuaria Olefinas	3,127	2,599
	1,757,997	1,799,790
Less impairment: Serviport S.A.	(8,541)	(8,541)
	1,749,456	1,791,249
	3,172,876	3,174,628

(1)	On January 19, 2021, by signing the share purchase agreement with one of the subsidiaries of De Jong Capital LLC., as the buyer, Ecopetrol formalized the disposal of the entire participation in the equity in Offshore International Group (OIG), in which it had a participation of 50%. This operation generated the following impacts on the results of the period: profit from the sale of assets for $4,923 and the realization of other comprehensive income for $361,728 (Note 26).

Movement of investments in associates and joint ventures:

	Associates	Joint ventures	Total
Balance as of December 31, 2020	1,791,249	1,383,379	3,174,628
Equity method recognized in:
Profit or loss	40,801	12,446	53,247
Equity	131	46,076	46,207
Dividends decreed	(83,049)	(15,000)	(98,049)
Transfers	-	(3,481)	(3,481)
Others	324	-	324
Balance as of March 31, 2021 (Unaudited)	1,749,456	1,423,420	3,172,876

18

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

13.	Property, plant and equipment

The movement of property, plant and equipment for the period ended March 31, 2021 with its corresponding depreciation and impairment, has been as follows:

	Plant and equipment	Pipelines, networks and lines	Work in progress	Buildings	Lands	Others	Total
Cost
Balance as of December 31, 2020	51,044,227	37,141,694	7,484,523	8,412,469	4,112,826	2,692,461	110,888,200
Additions/capitalizations	198,285	173,609	400,307	17,557	482	59,646	849,886
Reduction of abandonment cost (Note 20)	-	(17,399)	-	-	-	-	(17,399)
Capitalized financial interests	7,857	6,818	16,158	1,157	32	3,807	35,829
Exchange differences capitalized	206	179	424	30	1	100	940
Disposals	(57,560)	(1,708)	(27)	(571)	-	(2,958)	(62,824)
Foreign currency translation	2,215,502	790,784	55,331	96,608	115,642	49,840	3,323,707
Reclassifications/transfers	(256,143)	28,986	38,126	12,445	-	(20,980)	(197,566)
Balance as of March 31, 2021 (Unaudited)	53,152,374	38,122,963	7,994,842	8,539,695	4,228,983	2,781,916	114,820,773

Accumulated depreciation and impairment losses
Balance as of December 31, 2020	(21,182,611)	(17,558,024)	(1,023,456)	(3,628,724)	(78,549)	(908,499)	(44,379,863)
Depreciation expense	(582,129)	(372,046)	-	(93,003)	-	(27,353)	(1,074,531)
Impairment loss	2,423	-	-	18	-	-	2,441
Disposals	57,161	1,421	-	464	-	2,489	61,535
Foreign currency translation	(754,988)	(334,834)	(695)	(31,718)	(2,468)	(24,851)	(1,149,554)
Reclassifications/transfers	179,197	(24,273)	5,311	(7,121)	-	(2,996)	150,118
Balance as of March 31, 2021 (Unaudited)	(22,280,947)	(18,287,756)	(1,018,840)	(3,760,084)	(81,017)	(961,210)	(46,389,854)
Balance as of December 31, 2020	29,861,616	19,583,670	6,461,067	4,783,745	4,034,277	1,783,962	66,508,337
Balance as of March 31, 2021 (Unaudited)	30,871,427	19,835,207	6,976,002	4,779,611	4,147,966	1,820,706	68,430,919

Ecopetrol Business Group performs an impairment test in December of each year or when circumstances indicate that the carrying value of its assets may be above the recoverable amount. The key assumptions for determining the recoverable value of cash generating units were disclosed in the financial statements for the year ended December 31, 2020.

19

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

14.	Natural and environmental resources

The movement of natural resources and the environment for the period ended March 31, 2021, with corresponding amortization, calculated based on production units, and impairment has been as follows:

	Oil and gas investments	Assets retirement obligations	Exploration and evaluation	Total
Cost
Balance as of December 31, 2020	65,367,278	7,231,850	8,867,894	81,467,022
Additions /capitalizations (1)	358,536	(26,653)	1,236,939	1,568,822
Disposals and dry wells (2)	-	-	(132,677)	(132,677)
Capitalized financial interests	12,274	-	15,946	28,220
Exchange differences capitalized	322	-	419	741
Foreign currency translation	856,233	38,762	240,964	1,135,959
Reclassifications/transfers	169,924	1,322	(2,336)	168,910
Balance as of March 31, 2021 (Unaudited)	66,764,567	7,245,281	10,227,149	84,236,997

Accumulated amortization
Balance as of December 31, 2020	(46,106,147)	(2,981,449)	(445,268)	(49,532,864)
Amortization del period	(613,286)	(549,190)	-	(1,162,476)
Foreign currency translation	(609,591)	(18,112)	-	(627,703)
Reclassifications/transfers	(203,241)	-	57,570	(145,671)
Balance as of March 31, 2021 (Unaudited)	(47,532,265)	(3,548,751)	(387,698)	(51,468,714)

Balance as of December 31, 2020	19,261,131	4,250,401	8,422,626	31,934,158
Balance as of March 31, 2021	19,232,302	3,696,530	9,839,451	32,768,283

(1)	It mainly includes: a) Ecopetrol Permian $685,127 for investments made in drilling of wells and construction of facilities executed in Rodeo, b) Ecopetrol S.A. $746,800 mainly Cantagallo, Casabe, Castilla, Chichimene and Rubiales fields and c) Hocol $86,542 in Mamey-3 and Pintado wells.

(2)	It mainly includes the Moyote well by Ecopetrol México for $ 109,566 and Ecopetrol S.A. which mainly includes the Alqamari-1 and Nafta-1 wells for $13,158.

Ecopetrol Business Group performs an impairment test in December of each year or when circumstances indicate that the carrying value of its assets may be above the recoverable amount. The key assumptions for determining the recoverable value of cash generating units were disclosed in the financial statements for the year ended December 31, 2020.

20

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

15.	Right-of-use assets

	Right-of-use assets
	Lands and buildings	Plant and equipment	Vehicles	Right-of- use assets	Lease liabilities
Balance as of December 31, 2020	93,472	133,939	150,475	377,886	1,055,200
Additions	9,170	4	-	9,174	9,174
Amortization of the period	(4,440)	(11,721)	(21,523)	(37,684)	-
Remeasurements	2,495	782	(2,846)	431	(114)
Disposals	(195)	-	-	(195)	(2,901)
Finance cost	-	-	-	-	12,656
Repayment of borrowings and interests	-	-	-	-	(70,067)
Exchange difference	(144)	(3,057)	1,158	(2,043)	25,066
Balance as of March 31, 2021 (Unaudited)	100,358	119,947	127,264	347,569	1,029,014

16.	Impairment of non-current assets

The unprecedented crisis observed during the first half of 2020, caused by the simultaneous shock on supply (oil price war) and demand (COVID-19), and impacted the macroeconomic reference variables with the greatest effect in 2020.

Given this situation, the Group carried out an impairment analysis for as of March 31, 2020, adjusting the assumptions used as follows:

-	Oil price - Brent: The price was adjusted for the first year (2020) going from US $ 55.61/Bl to US $ 40.00/Bl, the medium and long-term curve was maintained as it was used for the end of 2019. The quality differentials and refining margins were adjusted at this new price. In the case of Offshore International Group the price was US $ 42.00/Bl associated with the quality of its crudes.

-	Discount rates: were updated with the macroeconomic variables after the price war began, for the exploration and production segment were used 5.47%, refining 5.46%, Ecopetrol America 7.79% and Offshore International Group 7.21%. The volatility of the market variables used to calculate the weighted average cost of capital could generate significant variations in discount rates.

The following is the result of the impairment assessment that was carried out as of March 31, 2020 (unaudited):

Three-month period ended
March 31, 2020
(Unaudited)
Impairment loss (recovery)
Exploration and production	(518,173)
Refining and petrochemicals	(689,781)
Transport and logistics	13
(1,207,941)

As of March 31, 2021, it was not considered to recognize additional impairment to the one already registered as of December 31, 2020 due to the behavior of crude oil and product prices during the first quarter of 2021 as a result of the recovery of supply, given that the Organization of the Petroleum Exporting Countries (OPEC) was a preponderant factor in keeping the market balanced and because of the recovery in demand, mainly thanks to the vaccination campaigns that started in several countries of the world, fueling the expectations of a sustained recovery. The main impairment movement in 2021 is attributable to the recovery of materials for $2,405 in Refinería de Cartagena S.A.S. and Cenit.

21

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

17.	Loans and borrowings

17.1 Composition	of loans and borrowings

	Interest rate*		March 31,	December 31,
	2021	2020	2021	2020
			(Unaudited)
Local currency
Bonds	6.5%	6.4%	1,075,874	1,084,461
Syndicate loans	5.7%	5.6%	758,275	811,079
Lease liabilities (1)	6.6%	6.6%	806,405	836,489
Commercial loans and others	3.6%	6.3%	301,892	312,408
			2,942,446	3,044,437
Foreign currency
Bonds (2)	6.0%	6.0%	36,475,619	33,944,548
Commercial loans	3.6%	3.6%	8,881,943	8,247,012
Loans from related parties (Note 28)			1,371,414	1,277,046
Lease liabilities (1)	6.1%	6.1%	222,609	218,711
			46,951,585	43,687,317
			49,894,031	46,731,754
Current			5,206,883	4,923,346
Non-current			44,687,148	41,808,408
			49,894,031	46,731,754

* Weighted average effective interest rate for the end of each period.

(1)	Corresponds to the present value of the payments to be made during the term of the operating leases of pipelines, tanks, real estate and vehicles, recognized as a result of the adoption of IFRS 16 – Leases. See Note 15.

(2)	The variation was generated by the increase in the exchange rate by $ 246 per dollar.

17.2 Fair value

Fair value of loans and borrowings corresponds to $53,532,269 and $52,721,790 as of March 31, 2021 and December 31, 2020, respectively.

For fair value measurement, local currency bonds were valued using Precia reference prices, while bonds in U.S. dollars, were valued using Bloomberg. Regarding the other financial obligations for which there is no market benchmark, a discount to present value technique was used. These rates incorporate market risk through some benchmarks (Libor, DTF) and the Group’s credit risk (spread).

22

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

17.3 Maturity profile

The following is the maturity profile of loans and borrowings as of March 31, 2021:

	Up to 1 year	1 - 5 years	5-10 years	> 10 years	Total
Local currency
Bonds	66,017	351,838	366,343	291,676	1,075,874
Syndicate loans	239,091	519,184	-	-	758,275
Lease liabilities	164,512	339,031	269,798	33,064	806,405
Commercial loans and others	70,729	231,163	-	-	301,892
	540,349	1,441,216	636,141	324,740	2,942,446
Foreign currency
Bonds	2,049,009	15,664,100	13,117,630	5,644,880	36,475,619
Syndicate loans	1,149,900	4,659,986	632,320	-	6,442,206
Commercial loans	35,572	2,404,165	-	-	2,439,737
Lease liabilities	60,639	155,263	6,707	-	222,609
Loans from related parties	1,371,414	-	-	-	1,371,414
Balance as of March 31, 2021 (Unaudited)	4,666,534	22,883,514	13,756,657	5,644,880	46,951,585
	5,206,883	24,324,730	14,392,798	5,969,620	49,894,031

17.4 Loans designated as hedging instrument

As of March 31, 2021, the Group designated US$9,517 million of foreign currency debt as a hedging instrument of which, USD$8,217 million is used to hedge the net investment in foreign operations with the US dollar as their functional currency and US$1,300 million is used to hedge the cash flows of future crude oil exports. See Note 27 - Risk Management.

18.	Trade and other payables

	March 31,	December 31,
	2021	2020
	(Unaudited)
Current
Dividends payable (1)	1,172,083	223,571
Suppliers	6,715,867	6,491,909
Partners’ advances	653,141	497,898
Various creditors	333,129	331,333
Withholding tax	449,584	462,429
Insurance and reinsurance	193,040	240,803
Deposits received from third parties	96,243	84,436
Related parties (Note 28)	67,033	72,316
Agreements in transport contracts (2)	52,017	37,941
Hedging operations (3)	5,587	6,405
	9,737,724	8,449,041

Non-current
Deposits received from third parties	843	1,109
Various creditors	15,219	19,955
	16,062	21,064

(1)	The General Shareholders’ Meeting of Ecopetrol S.A. held on March 26, 2020, decreed dividends on the 2020 profit for $698,984 (2020: $7,401,005). The payment date was April 22, 2021, for 100% of the shareholders.
23

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

(2)	Corresponds to the value of the debt for agreements in transportation contracts for pipelines. These values are calculated in the volumetric compensation for quality and other inventory management agreements.

(3)	Corresponds to the payable account for the settlement of swap contracts acquired to hedge the risk of crude export prices.

The carrying amounts of trade and other payables approximate their fair value, due to its short-term nature.

19.	Provisions for employees benefits

	March 31,	December 31,
	2021	2020
	(Unaudited)
Post-employment benefits
Healthcare	7,252,507	7,193,527
Pension	3,330,885	2,819,985
Education	477,509	485,792
Bonds	382,399	342,669
Other plans	102,829	104,428
Termination benefits - Voluntary retirement plan (1)	675,314	713,407
	12,221,443	11,659,808
Social benefits and salaries	716,382	674,080
Other long-term benefits	88,707	89,779
	13,026,532	12,423,667
Current	2,122,685	2,022,137
Non-current	10,903,847	10,401,530
	13,026,532	12,423,667

(1)	It includes the obligation for the new voluntary retirement plan, on which Ecopetrol made offers to a part of its workers during 2020, to which 421 workers have accepted. This plan was approved at the end of 2019 by the Company’s Board of Directors and includes the retirement of employees from January 2020 until December 2023, through 4 modalities: Compliance with the work cycle (pension), Retirement Plan A (Rent), Retirement Plan B (Bonus) and Enhanced Compensation.

The following table shows the movement in profit and loss and in other comprehensive income for the periods ended March 31:

	Three-month period ended March 31,
	2021	2020
	(Unaudited)
Profit or loss
Interest expense, net	161,931	150,386
Service cost	29,509	29,526
	191,440	179,912
Other comprehensive income
Pension and bonds	(507,787)	(551,709)
Others	-	25
	(507,787)	(551,684)
Deferred tax	152,336	165,505
	(355,451)	(386,179)
24

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

19.1 Plan assets

Plan assets are represented by the resources held by pension trusts for the payment of the pension liabilities and pension bonds; what concerns health and education are the responsibility of Ecopetrol. The destination of the resources of the pension trusts, as well as their yields, cannot be changed of destination or returned to the Company until all the obligations are fulfilled. The balance of plan assets is $12,666,930 and $13,214,772 as of March 31, 2021 and December 31, 2020, respectively. 63,1% (2020 - 23,3%) are level 1 of fair value and 36,9% (2020 – 76,7%) are under level 2.

20.	Accrued liabilities and provisions

	Abandonment and dismantling costs	Litigations	Environmental Contingencies and others	Total
Balance as of December 31, 2020	11,239,325	118,139	1,070,266	12,427,730
Update in abandonment costs	(17,399)	-	-	(17,399)
Additions (recoveries)	(29,239)	1,863	35,177	7,801
Uses	(78,716)	(1,374)	(26,136)	(106,226)
Financial cost	71,980	-	-	71,980
Foreign currency translation	69,404	231	8,478	78,113
Transfers	1,203	-	(933)	270
Balance as of March 31, 2021 (Unaudited)	11,256,558	118,859	1,086,852	12,462,269
Current	851,871	50,229	222,439	1,124,539
Non-current	10,404,687	68,630	864,413	11,337,730
	11,256,558	118,859	1,086,852	12,462,269

20.1 Abandonment and dismantling costs

The abandonment and dismantling obligation represents the Group’s future obligation to restore environmental conditions to a level similar to that existing before the start of projects or activities, as described in Note 4.13 of the financial statements for the year ended December 31, 2020. As these relate to long-term obligations, the liability is determined based on expected future payments discounted to present value at a rate indexed to the Group’s financial obligations, considering the timing and risks relating to this obligation.

20.2 Environmental contingencies and other

Corresponds mainly to obligations of environmental compensation and forced investment of 1% for the use, exploitation or affectation of natural resources imposed by national, regional and local environmental authorities. The obligation of forced investment of no less than 1% applies to all projects that requires an environmental license and that involves the use of water taken directly from surface or underground natural sources, either for human consumption, recreation, irrigation or any other activity, in accordance with the provisions of the Law 99 of 1993, article 43, Decree 1900 of 2006, Decrees 2099 of 2017 and 075 and 1120 of 2018 and article 321 of Law 1955 of 2019 in relation to the projects that Ecopetrol develops in the regions.

The National Government, through the Ministry of Environment and Sustainable Development, issued in December 2016 and in January 2017 Decrees 2099 and 075, through which it modifies the Single Regulatory Decree of the environment and sustainable development sector, Decree 1076 of 2015, in related to forced investment of not less than 1%. The decrees included modifications and guidelines regarding the geographical scope for the execution of activities for the fulfillment of the obligation, investment lines and the calculation of the base for the settlement of the obligations. Likewise, June 30, 2017 was defined as the maximum date to modify the Investment Plans that are in execution.

25

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

In 2019, Law 1955/2019 was issued, which in its Article 321, defined the items to carry out the liquidation of the forced investment of no less than 1 and established all those holders of an environmental license who have pending investments to the date of promulgation of said Law, to update the value of the settlement base of the investment of 1% within the defined period, either by accepting the percentage of increase according to the year of start of activities authorized in the environmental license, or by the formula defined in the first paragraph of the said article. Therefore, Ecopetrol carried out the recertification of the settlement base and the acceptance of the percentage of updating of the investment values of 1% in more than 90 environmental licenses, generating a lower provision for this obligation. Currently, ANLA has ruled through resolutions on 75% of the requests submitted in relation to article 321 of Law 1955. Ecopetrol has filed an appeal for reconsideration with ANLA in most cases, which are under review by this authority.

20.3 Contingencies

Oleoducto Bicentenario de Colombia S.A.S.

During July 2018, the carriers Frontera Energy Colombia Corp. (Frontera), Canacol Energy Colombia S.A.S. (Canacol) and Vetra Exploración y Producción Colombia S.A.S. (Vetra and, together with Frontera and Canacol, the Carriers) sent letters to Oleoducto Bicentenario de Colombia S.A.S. (Bicentenario) alleging there were early termination rights under the Ship-or-Pay Transport Agreements entered by each of them and Bicentenario in 2012 (the Transport Agreements). Bicentenario has rejected the terms of the letters, noting that there is no option for early termination and reiterating to the Carriers that the Transport Agreements are current and therefore the Carriers must fulfill their obligations under the Transport Agreements in a timely fashion.

Under Bicentenario’s understanding that the Transport Agreements remain current and that the Carriers are in violation of their obligations under such agreements, Bicentenario declared the Carriers delinquent because of their failure to pay for transport service under the agreements. Consequently, Bicentenario executed the standby letters of credit posted as guarantee for the Transport Agreements.

On October 19, 2018, Bicentenario notified Frontera of the existence of a “Dispute” pursuant to Clause 20 of the respective Transport Agreement and moved to the party dispute settlement stage as provided for in such clause. Such discussions ended without an agreement on December 19, 2018. On January 28, 2019, Bicentenario filed an Arbitration Claim against Frontera in accordance with the arbitration clause of the Transportation Agreement to claim any compensation, indemnification or other restitution deriving from the alleged early termination of said agreements. Similarly, on November 1, 2018, Bicentenario notified Vetra and Canacol of the existence of a “Dispute” pursuant to Clause 20 of the respective Transport Agreement and moved to the party dispute settlement stage as provided for in each such respective clause. Such discussions ended without agreement on March, 2019. For more details on this matter, see section “Bicentenario, Cenit and Frontera Settlement Agreement” below.

Cenit Transporte y Logística de Hidrocarburos S.A.S. (“Cenit”)

In 2018, the Company filed an arbitration claim against Grupo Frontera for: - The improper termination of the transportation contracts for the Caño Limón Coveñas Pipeline. Cenit considers that the amounts owed by Frontera for this concept as of December 31, 2020, are $ 334,583.

The abovementioned fees dispute was at the root of the opposition manifested by Frontera Group against the application of the fees defined by the Ministry of Mines and Energy for the period 2015-2019. The rate differential amounts to $ 110,254 which was placed by Frontera in a trust fund, whilst the balance of the debt according to Cenit’s accounting records on the same date are $ 99,734, thus evidencing that the amounts receivable are funded.

Frontera has not paid the component of the fee related to the abandonment fund to which Cenit considers they are entitled by virtue of the application of resolutions 31480 and 31661 issued by the Ministry of Mines and Energy. Frontera Energy Group owed $ 9,663 in connection therewith.

26

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Bicentenario, Cenit and Frontera Settlement Agreement:

On November 17, 2020, Cenit, Bicentenario and Frontera reached an agreement, for the joint filing of a petition for a binding settlement which, upon completion and approval by the competent Colombian court, will resolve all the disputes pending among them, related to the Caño Limón – Coveñas pipeline, and will terminate all the pending arbitration proceedings related to such disputes. This transaction eliminates any uncertainty related to the potential outcomes of the disputes, thus protecting the interests of all the parties and those of their stakeholders and create new business opportunities for the parties involved. The settlement arrangement includes a full and final mutual release upon closing of all present and future amounts claimed by all parties in respect of the terminated transportation contracts for the Bicentenario and Caño Limón – Coveñas pipelines. Frontera will also enter into new transportation contracts with Cenit and Bicentenario.

Frontera will also enter into new transportation contracts with Cenit and Bicentenario. Frontera will transfer to Cenit its 43.03% stake in Bicentenario´s shareholdings. The new ship or pay commitment is projected to be approximately 3,900 bbls/day, based on the current oil price, for a term of five years subject to adjustments, at a current fee of $11.5/bbl. Frontera will not have to make payments for oil it may have to ship through alternate pipelines. These contracts will allow Cenit and Bicentenario to obtain payment of certain amounts included in the settlement, during the term of the contracts. The arrangement is conditional upon certain regulatory approvals, including approval of the settlement arrangement as a conciliation under Colombian law, which requires an opinion from the Attorney General’s Office (Procuraduría General de la Nación) which was issued on March 24, 2021 and approval of the Administrative Tribunal of Cundinamarca. As of the date of this report the final approval by the Administrative Tribunal of Cundinamarca was pending.

Bicentenario, Cenit and Canacol Settlement Agreement:

On October 30, 2020 Cenit and Canacol reached an agreement to settle all their disputes. The settlement arrangement includes a full and final mutual release upon closing of all present and future amounts claimed by all parties in respect of the terminated transportation contracts for the Caño Limón – Coveñas pipelines. On November 18, 2020 the competent arbitration tribunal approved the conciliation agreement entered into by Cenit and Canacol, according to which Canacol was obliged to transfer all its outstanding shares in Bicentenario to Cenit. Additionally, as part of the settlement, Canacol entered into new transportation contracts with Cenit. These contracts will allow Cenit to obtain payment of certain amounts included in the settlement, during the term of the contracts. On the other hand, on March 8, 2021 Bicentenario and Canacol reached an agreement to settle all their disputes. The agreement established a formula that seeks to end all contractual obligation disputes between the parties and settle all the outstanding obligations between the companies. Approval of the conciliation between Bicentenario and Canacol is still pending as of the date of this report.

Bicentenario, Cenit and Vetra Settlement Agreement:

On November 23, 2020, Cenit and Vetra reached an agreement to settle all their disputes. The settlement arrangement includes a full and final mutual release upon closing of all present and future amounts claimed by all parties in respect of the terminated transportation contracts for Caño Limón – Coveñas pipelines. On February 18, 2021 the competent arbitration tribunal approved the conciliation agreement entered into by Cenit and Vetra, according to which Vetra is obliged to transfer all its outstanding shares in Bicentenario to Cenit and to make a cash payment for the remaining balance of the amounts included in the settlement.

On the other hand, on January 13, 2021 Bicentenario and Vetra reached an agreement to settle all their disputes. The agreement established a formula that seeks to end all contractual obligations between the parties and settle all the outstanding obligations between the companies. Approval of the conciliation between Bicentenario and Vetra is still pending as of the date of this report.

27

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Refinería de Cartagena S.A.S.

On March 8, 2016, Reficar filed a request for arbitration with the International Chamber of Commerce (the “ICC”) against Chicago Bridge & Iron Company NV, CB&I (UK) Limited and CBI Colombiana SA (jointly, “CB&I”), concerning a dispute related to the Engineering, Procurement, and Construction Agreements entered into by and between Reficar and CB&I for the expansion of the Cartagena Refinery in Cartagena, Colombia. Reficar is the Claimant in the ICC arbitration and seeks no less than USD$2 billion.

On May 25, 2016, CB&I filed its Answer to the Request for Arbitration and the preliminary version of its counterclaim against Reficar, for approximately USD $ 213 million. On June 27, 2016, Reficar filed its reply to CB&I’s counterclaim denying and disputing the declarations and relief requested by CB&I.

On April 28, 2017, Reficar filed its non-detailed claim and, on the same date, CB&I submitted its Statement of Counterclaim increasing its claims to approximately USD$116 million and COP$387,558 million, including USD $ 70 million for a letter of credit compliance. On March 16, 2018, CB&I submitted its Exhaustive Statement of Counterclaim further increasing its claims to approximately USD$129 million and COP$432,303 million (including in each case interest), and also filed its Exhaustive Statement of Defense to Reficar’s claims. On this same date, Reficar filed its Exhaustive Statement of Claim seeking, among others, USD$ 139 million for provisionally paid invoices under the Memorandum of Agreement (“MOA”) and Project Invoicing Procedure (“PIP”) Agreements and the EPC Contract.

El 28 de junio de 2019, Chicago Bridge and Iron Company (CB&I) presentó respuesta a la defensa no detallada de Reficar por la demanda de reconvención, actualizando el valor de su reclamación aproximadamente USD $137 millones y COP$503,241 millones, incluyendo intereses. Asimismo, CB&I presentó su defensa detallada a la demanda de Reficar.

On June 28, 2019, On June 28, 2019, Chicago Bridge and Iron Company (CB&I) submitted its reply to the Non-Exhaustive Statement of Defense to Counterclaim increasing its claims to approximately USD$137 million and COP$503,241 million, including interests. Likewise, CB&I presented its detailed defense to Reficar’s claim.

Reficar filed its reply to CB&I’s Non-Exhaustive Statement of Defense and its Exhaustive Statement of Defense to CB&I’s counterclaim, updating its claim for provisionally paid invoices under the MOA and PIP Agreements and the EPC Contract to approximately USD$ 137 million.

In relation to this matter, as of December 31, 2020 there is a balance of approximately USD $ 122 million, in invoices paid by Reficar to CB&I, under the PIP and MOA Agreements of the EPC contract, whose supports provided to date by CB&I do not show acceptance by AMEC Foster Wheeler - PCIB.

In January 2020, McDermott International Inc. – CB&I parent company – commenced a bankruptcy case under title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas. Faced with this situation, Refinería de Cartagena has taken actions to protect its interests and has a group of experts with whom it will continue to evaluate other measures it may adopt in this new circumstance.

Because of the initiation of the reorganization process, the arbitration was suspended until July 1, 2020, as described below.

On January 21, 2020, Comet II BV, the successor in interest to Chicago Bridge & Iron Company NV, commenced bankruptcy case under title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas. Before the beginning of the insolvency process of Comet II BV, an automatic suspension of the initiation or continuation of any action, process or execution of judgment or award against Comet II BV became effective, which suspended the arbitration. On January 23, 2020, Comet II B.V. obtained an order from the Bankruptcy Court permitting it to, in its discretion, modify the automatic stay to permit it to proceed with litigation or other contested matters. On March 14, 2020, the Bankruptcy Court entered an order confirming a plan of reorganization, and the order provides for the stay against the arbitration to end upon the earlier of the effective date of the plan or August 30, 2020.- whichever would occur first. On June 30, 2020, McDermott International Inc. notified the occurrence of the effective date of the reorganization plan, for which the suspension of arbitration was lifted on July 1, 2020.

28

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

On May 6, 2020, the Superintendence of Companies ordered the judicial liquidation of CBI Colombiana SA, one of the defendants in the CB&I arbitration. On October 22, 2020, Reficar requested its recognition as a creditor of CBI Colombiana SA, up to the maximum amount of its claims in the arbitration. On January 15, 2021, the liquidator of CBI Colombiana SA accepted Reficar’s request.

On September 22, 2020, the tribunal scheduled the start of the hearings for May 2021. The outcome of the arbitration remains uncertain until such time as the arbitration ruling is issued.

Investigations of control entities

Prosecutor’s Office:

To date, 3 legal proceedings are being carried out arising from the events related to the expansion and modernization project of the Refinería de Cartagena.

Proceeding 1 – No. 110016000101201600023 - MOA - PIP y EPC

This process is being carried out against some prior members of the Refinería de Cartagena Board of Directors, Refinería de Cartagena ex workers, Chicago Bridge and Iron Company (CB&I) workers and the Reficar Statutory Auditor between 2013 and 2015; for the crimes of undue interest in the conclusion of contracts, misappropriation in favor of third parties, illicit enrichment of individuals in favor of third parties and ideological falsehood in public document.

On May 31, 2018, the Accusation Formulation Hearing was installed; however, on this date the jurisdiction of the judge in the case was challenged. For this reason, it was only possible to start it on November 29, 2018. On August 22, 2019, the accusation hearing ended and Refinería de Cartagena and Ecopetrol S.A. were officially recognized as victims.

On November 25, 2019, the preparatory hearing for the trial was installed, and on November 4, 2020 a hearing was arranged in which the judge of the case manifested an impediment that was resolved by the Superior Court of Bogotá, by means of an order of December 16, February 2021, declaring it unsupported and maintaining jurisdiction in the same court. To date, the process is in place to develop the hearing.

Proceeding 2 - No. 110016000101201800132 Business line

This process is carried out for the crimes of aggravated unfair administration, obtaining a false public document, against previous members of the Board of Directors of Refinería de Cartagena and an ex-president of this company. On August 5, 2019, the Accusation Formulation Hearing was installed and Refinería de Cartagena and Ecopetrol S.A. were officially recognized as victims. On November 18, 2019, the preparatory trial hearing was installed and it is currently being developed.

Proceeding 3 – No. 110016000101201800134 – Subscription of contract PMC - Foster Wheeler

This process is carried out for the crime of entering into a contract without legal requirements, against two ex-workers of the Refinería de Cartagena, who acted as ex-president in property and ex-president in charge, for the period for which the accusation is made. On January 27, 2020, the accusation hearing was held and on March 11, 2020, the preparatory hearing for the trial was set up and Refinería de Cartagena and Ecopetrol S.A. were officially recognized as victims. Currently the process is in place to develop the hearing.

29

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Office of the Comptroller General:

Financial Audit for the 2018 period

The Office of the Comptroller General of the Republic carried out a financial audit of the Refinería de Cartagena between January 28, 2020 and May 20, 2020. The Final Audit Report indicates (i) that the budget execution is reasonable, since the budget was prepared and executed in accordance with the applicable regulations, (ii) that the internal financial control was efficient, because it is adequate and the controls are effective against the risks that are inherent, (iii) that the opinion accounting is negative, since the Office considered that the financial statements “do not present reasonably in all important aspects, the financial situation as of December 31, 2019” and leave 3 findings of an administrative nature. Considering the above, the Office did not expire the fiscal account for the 2019 period.

On February 1, 2021, the Financial Audit was installed for 2020, which is scheduled to conclude on May 2021.

Fiscal Responsibility Processes

Through Order No. 773 of June 5, 2018, the Office of the Comptroller General issued an order to file and impute fiscal responsibility within the process # PRF-2017-00309_UCC-PRF-005-2017 and impute responsibility to:

i.         Nine (9) ex-members of the Board of Directors of Refinería de Cartagena

ii.        Five (5) ex-workers of Refinería de Cartagena

iii.       One (1) ex-worker of Ecopetrol

iv.       Five (5) contractor companies that provided their services during the execution of the expansion and modernization project of the Refinería de Cartagena and,

v.        Four (4) insurance companies and two (2) reinsurers, as a civilly responsible third party.

Additionally, in the order it was required to form an independent process in relation to the event that generates the late entry into operation of the refinery, which gives rise to a loss of profit; that is, the net profit not received by Reficar.

On April 26, 2021, the CGR issued a first instance ruling with fiscal responsibility for changes 2 and 3 that were made to the expansion and modernization project of the Refinería de Cartagena for a value of COP$2.9 billion in solidarity and as a gross fault against:

i.         Seven (7) ex-members of the Board of Directors of Refinería de Cartagena

ii.        Five (5) ex-workers of Refinería de Cartagena

iii.       Four (4) contractor companies that provided their services during the execution of the expansion and modernization project of the Refinería de Cartagena and,

iv.       Four (4) insurance companies.

This decision is subject to appeals for reconsideration before the authority that issued the ruling and the appeal in face of the Fiscal and Penalty Chamber. Once it is firm, it will be sent to the Council of State for the automatic control of legality.

Refinería de Cartagena and Ecopetrol are not part of these processes.

As of the date of this report, the financial statements continue to adequately disclose the Group’s financial and operational situation in all material aspects and its internal controls remain in force and therefore the ruling does not generate any impact on the companies.

30

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

21.	Equity

21.1 Subscribed and paid-in capital

Ecopetrol’s authorized capital is $36,540,000, and is divided in 60,000,000,000 ordinary shares, of which 41,116,694,690 have been subscribed, represented by 11.51% (4,731,906,273 shares) of non-government entities and people, and 88.49% (36,384,788,417 shares) held by Government entities. The value of the reserve shares amounts to $11,499,933 comprised by 18,883,305,310 shares. As of March 31, 2021 and December 31, 2020, subscribed and paid-in capital is $25,040,067. There is no potential dilution of shares.

21.1	Additional and paid-in capital

It mainly corresponds to: (i) surplus with respect to its nominal value derived from the sale of shares upon capitalization in 2007, for $4,457,997, (ii) $31,377 the value generated by the process of placing the shares on the secondary market, arising from the calling of guarantees from debtors in arrears, according to the provisions of Article 397 of the Code of Commerce, (iii) surplus over nominal value arising from the sale of shares awarded in the second round, which took place in September 2011, in the amount of $2,118,468, and (iv) additional paid-in capital receivable of $(143).

21.2 Equity reserves

	March 31,	December 31,
	2021	2020
	(Unaudited)
Legal reserve	4,737,788	4,568,980
Fiscal and statutory reserves	509,082	509,082
Occasional reserves (1)	5,377,359	4,557,074
Total	10,624,229	9,635,136

(1)	Ecopetrol’s General Meeting of Shareholders, held on March 26, 2021, approved the 2020 profit distribution project and recognized a reserve of $5,377,359 (2020; $4,557,074) in order to support the Company’s financial sustainability and flexibility in development of your strategy.
31

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The movement of the equity reserves is the following:

	March 31,	December 31,
	2021	2020
	(Unaudited)
Opening balance	9,635,136	3,784,658
Release of reserves	(5,066,156)	(540,826)
Appropriation of reserves	6,055,249	6,391,304
Closing balance	10,624,229	9,635,136

21.3 Retained earnings and payment of dividends

The Group distributes dividends based on Ecopetrol’s separate financial statements prepared under International Financial Reporting Standards accepted in Colombia (NCIF, as its acronym in Spanish).

The General Meeting of Shareholders of Ecopetrol S.A. made on March 27, 2021, decreed dividends on the profit for 2020, for a value of $698,984 ($7,401,005 in 2020).

21.2	Other comprehensive income

The following is the composition of the other comprehensive results attributable to the shareholders of the parent company, net of deferred income tax:

	March 31,	December 31,
	2021	2020
	(Unaudited)
Foreign currency translation (1)	13,992,021	11,973,287
Hedges of a net investment in a foreign operation	(2,910,607)	(1,494,926)
Loss on defined benefit obligation	(2,616,440)	(2,260,989)
Cash flow hedging - Future crude oil exports	(575,108)	(403,411)
Cash flow hedging – Derivative financial instruments	9,610	44,132
Other movements	1,899	1,899
	7,901,375	7,859,992

(1)	Includes the realization of other comprehensive income for $ 361,728 from the sale of the participation in the capital stock of Offshore International Group (OIG).
32

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

22.	Revenue from contracts with customers

	Three-month period ended March 31,
	2021	2020
	(Unaudited)
National sales
Mid-distillates (1)	3,180,475	3,205,574
Gasolines and turbo fuel (1)	2,728,741	2,189,127
Services	792,154	940,865
Natural gas	736,038	782,520
Plastic and rubber	367,595	174,771
Fuel gas service	169,836	-
L.P.G. and propane	168,978	94,151
Asphalts	156,455	136,140
Polyethylene	92,283	43,443
Aromatics	61,290	57,753
Crude	40,955	69,580
Fuel oil	10,951	18,017
Other income – Gas contracts (2)	924	27,648
Other products	108,130	152,323
	8,614,805	7,891,912
Foreign sales
Crude	6,738,757	5,659,717
Diesel	918,483	716,852
Fuel oil	476,084	260,067
Plastic and rubber	396,686	325,841
Natural gas	9,666	5,526
L.P.G. and propane	8,400	4,494
Cash flow hedging – Reclassification to profit or loss (Note 27.3)	(66,390)	(127,743)
Other products	109,483	335,300
	8,591,169	7,180,054
	17,205,974	15,071,966

(1)	Includes the value corresponding to the application of Decree 180522 of March 29, 2010, and other standards that modify and add (Decree 1880 of 2014 and Decree 1068 of 2015), which establishes the procedure to recognize the subsidy for refiners and importers of ordinary motor gasoline and ACPM, and the methodology for calculating the net position (value generated between the parity price and the regulated price, which can be positive or negative). As of March 31, 2021, the value recognized by price differential corresponds to COP$1,350,106 (2020: ($83,759)).

(2)	Corresponds to the income on the participation in the profits of gas sales, according to the agreement signed between Ecopetrol and Hocol (considering the assets purchase agreement signed with Chevron to acquire the stake owned by the latter in the Guajira Association as of May 1, 2020), for the extension of the association contract for the exploitation of gas in La Guajira. Prior to this acquisition, the agreement was signed between Ecopetrol and Chevron since 2004.
33

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

23.	Cost of sales

	Three-month period ended March 31,
	2021	2020
	(Unaudited)
Variable costs
Imported products (1)	3,196,077	3,214,701
Depreciation, depletion and amortization	1,569,584	1,455,085
Purchases of crude in associations and concessions	1,854,924	1,172,776
Hydrocarbon purchases - ANH (2)	1,114,903	961,357
Gas royalties in cash	296,430	200,870
Hydrocarbons transportation services	229,365	210,347
Electric energy	244,948	322,687
Processing materials	205,757	219,788
Purchases of other products and gas	171,457	193,851
Services contracted in association	56,763	75,846
Others (3)	(1,132,792)	123,713
	7,807,416	8,151,021
Fixed cost
Depreciation and amortization	667,807	697,685
Labor costs	558,104	600,310
Maintenance	502,916	592,684
Contracted services	369,521	424,343
Contracted services in associations	263,152	359,717
Taxes and contributions	148,165	175,106
Materials and operating supplies	118,501	128,399
Hydrocarbon transport services	18,103	104,941
General costs (4)	58,335	52,617
	2,704,604	3,135,802
	10,512,020	11,286,823

(1)	The imported products correspond mainly to ACPM and diluent to facilitate the transport of heavy crude oil.

(2)	It corresponds to the purchases of crude oil from royalties that Ecopetrol makes to the National Agency of Hydrocarbons (ANH) derived from the national production.

(3)	Corresponds to: i) result of the process of use and valuation of core inventories, ii) measurement at net realizable value (VNR) and iii) other charges that can be capitalized to projects. The variation corresponds to the recovery of international indicators that affects the valuation.

(4)	Includes the transfer to operating expenses of the costs related to the Barranca refinery units without production due to the decrease in loading capacity due to the health emergency.
34

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

24.	Administrative, operation and project expenses

	Three-month period ended March 31,
	2021	2020
	(Unaudited)
Administration expenses
Labor expenses (1)	269,427	258,175
General expenses	250,601	239,294
Taxes	21,318	24,869
Depreciation and amortization	14,016	18,271
	555,362	540,609
Operation and project expenses
Exploration expenses	168,053	37,649
Taxes	110,725	117,830
Commissions, fees, freights and services	97,785	161,110
Labor expenses	75,297	83,115
Depreciation and amortization	50,689	58,570
Fee for regulatory entities	35,473	26,280
Maintenance	32,675	24,143
Others	35,944	10,063
	606,641	518,760

(1)	It includes since 2020 the recognition of the new voluntary retirement plan for 421 workers.

25.	Other operating (expenses) income, net

	Three-month period ended March 31,
	2021	2020
	(Unaudited)
Provisions expenses	(37,760)	(33,717)
Impairment loss of current assets	(15,525)	(668)
Gain (loss) on disposal of assets	5,905	(4,722)
Other income	26,351	19,545
	(21,029)	(19,562)
35

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

26.	Financial result, net

	Three-month period ended March 31,
	2021	2020
	(Unaudited)
Finance income
Results from financial assets	30,989	264,479
Yields and interests	23,836	88,086
Gain on derivatives valuation	2,014	-
Dividends	-	22
Other financial income	4,988	9,414
	61,827	362,001
Financial expenses
Financial cost of loans and borrowings (1)	(558,778)	(485,456)
Financial cost of other liabilities (2)	(233,295)	(213,708)
Results from financial assets	(27,724)	(276,477)
Other financial expenses	(14,828)	(38,566)
	(834,625)	(1,014,207)
Foreign exchange loss, net
Foreign exchange loss	(240,860)	(13,390)
Realized gain of other comprehensive income from the sale of joint ventures	361,728	-
	120,868	(13,390)
	(651,930)	(665,596)

(1)	As of March 31, 2021 interest were capitalized in natural resources and property, plant and equipment for $64,049 (2020 - $63,806).

(2)	It includes the financial expense for the updating of the liability for abandonment costs, and the interest, net of post-employment benefits and other long-term employee benefits.

27.	Risk management

27.1	Exchange rate risk

The Group operates mainly in Colombia and makes sales in the local and international market, for this reason, it is exposed to exchange rate risk. The impact of fluctuations in exchange rates, especially the peso / U.S exchange rate. United States dollar, has been material.

As of March 31, 2021, the Colombian peso depreciated 7% from a closing rate as of December 31, 2020 of $ 3,432.50 to $3,678.62 pesos per U.S. dollar.

When the Colombian peso depreciates against the U.S. dollar, exports revenue increase when converted to pesos; likewise, imported goods, and interest on foreign debt denominated in the U.S. dollars become more expensive.

36

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The book values of financial assets and liabilities denominated in foreign currency are presented in the following table:

	March 31,	December 31,
(USD$ Millions)	2021	2020
	(Unaudited)
Cash and cash equivalents	391	197
Other financial assets	875	1,164
Trade receivables and payables, net	354	203
Loans and borrowings	(11,856)	(11,814)
Other assets and liabilities, net	219	277
Net liability position	(10,017)	(9,973)

Of the total net position, USD$(10,017) million correspond to net liabilities of companies with the Colombian peso functional currency, of which USD $ (9,517) correspond to loans used as hedging instruments whose valuation is recognized in other comprehensive income, the valuation for exchange difference of the remaining net liabilities for USD$(423) million affect the profit or loss statement. Likewise, USD$(77) million of the net position correspond to monetary assets and liabilities of Group companies with a functional currency different from the Colombian peso, whose valuation is recognized in the profit or loss statement.

27.2	Sensitivity analysis for exchange rate risk

The following is the effect that a variation of 1% and 5% would have in the exchange rate of Colombian pesos against the U.S. United States dollar, related to the exposure of financial assets and liabilities in foreign currency as of March 31, 2021:

Scenario/ variation in the exchange rate	Effect on income before taxes +/-	Effect on other comprehensive income +/-
1%	18,833	350,099
5%	91,941	1,750,496

27.3	Cash flow hedge for future exports

In order to express in the financial statements the effect of the natural hedge existing between exports and debt, understanding that the exchange rate risk materializes when exports are made, on September 30, 2015, the Board of Directors designated the sum of USD $5,440 million of Ecopetrol’s debt as a hedge instrument for its future income from crude exports, for the period 2015 - 2023, in accordance with IFRS 9 - Financial Instruments.

In accordance with Resolution 509 of 2015 of the General Accounting Office of the Nation, this accounting policy for recognition of hedges was adopted by Ecopetrol as of January 1, 2015.

The following is the movement of this non-derivative hedging instrument:

	March 31,	December 31,
(USD$ Millions)	2021	2020
	(Unaudited)
Opening balance	1,300	1,300
Reassignment of hedging instruments	134	1,230
Realized exports	(134)	(1,230)
Closing balance	1,300	1,300
37

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following is the movement in the other comprehensive income:

	March 31,	December 31,
	2021	2020
	(Unaudited)
Opening balance	403,411	535,163
Exchange difference	319,956	201,968
Realized exports (Note 22)	(66,390)	(390,206)
Ineffectiveness	(8,285)	(9,779)
Deferred tax (Note 10)	(73,584)	66,265
Closing balance	575,108	403,411

The expected reclassification of exchange differences accumulated in other comprehensive income to profit or loss is as follows:

Year	Before taxes	Taxes	After taxes
2021 (Apr-Dec)	242,607	(75,208)	167,399
2022	327,443	(98,233)	229,210
2023	251,532	(73,034)	178,499
	821,582	(246,475)	575,108

27.4	Hedge of a net investment in a foreign operation

The Board of Directors approved the application of hedge accounting of net investment from June 8, 2016. The measure seeks to reduce the volatility of non-operating income due to the exchange difference. The hedge of a net investment applies to a portion of the investments the Company has in foreign currency, in this case in subsidiaries with the US dollars as their functional currency, using as hedging instrument a portion of the Company’s debt denominated in U.S. dollars.

Ecopetrol designated as hedged items its net investments in Oleoducto Central S.A. (Ocensa), Ecopetrol América LLC., Hocol Petroleum Ltd. (HPL) and Refinería de Cartagena S.A.S. (Reficar); and as a hedging instrument a portion of its debt denominated in US dollars in a total amount equivalent to USD$5,200 million.

During 2019 and 2020 Ecopetrol S.A. expanded this hedge to include investments in Ecopetrol Permian LLC and Ecopetrol Brasil in the designation. At the end of December 31, 2020, the amount of this hedge is USD$7,249.

During 2021, the Company made an extension for USD$968 million to add a greater amount in Reficar. The total value hedged on March 31, 2021 is USD$8,217 million.

The following is the movement in the other comprehensive income:

	March 31,	December 31,
	2021	2020
	(Unaudited)
Opening balance	1,494,926	1,130,583
Exchange difference	2,022,401	520,490
Deferred tax (Note 10)	(606,720)	(156,147)
Closing balance	2,910,607	1,494,926
38

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

27.5	Capital management

The main objective of Ecopetrol Business Group’s Capital Management is to ensure a financial structure that will optimize the Company’s cost of capital, maximize the returns to its shareholders and allow access to financial markets at a competitive cost to cover is financing needs.

The following is the leverage index over the periods reported:

	March 31,	December 31,
	2021	2020
	(Unaudited)
Loans and borrowings (Note 17)	49,894,031	46,731,754
Cash and cash equivalents (Note 6)	(6,687,543)	(5,082,308)
Other financial assets (Note 9)	(1,393,399)	(3,071,659)
Net financial debt	41,813,089	38,577,787
Equity (Note 21)	58,151,920	55,819,270
Leverage (1)	41.83%	40.87%

(1)	Deuda financiera neta / (Deuda financiera neta + Patrimonio)

28.	Related parties

The balances with associated companies and joint ventures as of March 31, 2021 and December 31, 2020 are as follows:

	Accounts receivable	Other assets	Accounts payable	Loans payable	Other liabilities
Joint ventures
Equion Energía Limited (1)	1,495	5,798	19,218	1,371,414	9
Ecodiesel Colombia S.A.	16,178	-	42,786	-	1
Associates
Gases del Caribe S.A. E.S.P.	68,457	-	-	-	-
Gas Natural del Oriente S.A. E.S.P.	12,084	-	4,003	-	-
Gases de la Guajira S.A. E.S.P.	912	-	-	-	-
Extrucol S.A.	1,597	-	289	-	-
E2 Energía Eficiente S.A. E.S.P.	4,207	-	360	-	-
Serviport S.A.	-	-	377	-	-
Balance as of March 31, 2021 (Unaudited)	104,930	5,798	67,033	1,371,414	10
Current	104,930	5,798	67,033	1,371,414	10
	104,930	5,798	67,033	1,371,414	10
	(Note 7)	(Note 11)	(Note 18)	(Note 17)
39

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Accounts receivable	Loans receivable	Other assets	Accounts payable	Loans payable	Other liabilities
Joint ventures
Equion Energía Limited (1)	1,950	-	7,093	32,335	1,277,046	1,663
Ecodiesel Colombia S.A.	1,345	-	-	35,632	-	1
Offshore International Group Inc (2)	-	97,300	-	-	-	-
Associates
Gas Natural del Oriente S.A. E.S.P.	-	-	-	1,858	-	-
Extrucol S.A.	-	-	-	279	-	-
E2 Energía Eficiente S.A. E.S.P.	4,453	-	-	1,264	-	-
Serviport S.A.	-	-	-	948	-	-
Balance as of December 31, 2020	7,748	97,300	7,093	72,316	1,277,046	1,664
Current	7,748	97,300	7,093	72,316	1,277,046	1,664
	7,748	97,300	7,093	72,316	1,277,046	1,664
	(Note 7)	(Note 7)	(Note 11)	(Note 18)	(Note 17)

Loans payable:

(1)	Deposits held by Equion in Ecopetrol Capital AG.

Loans receivable:

(2)	Savia Perú S.A. Loan granted by Ecopetrol S.A. This company is no longer part of the Business Group. See Note 12.

The main transactions with related parties for the three-month period ended March 31, are detailed as follows:

	2021		2020
	Sales and Services	Purchases of product and other	Sales and Services	Purchases of product and other
	(Unaudited)		(Unaudited)
Joint ventures
Equion Energía Limited	7,803	21,114	16,701	118,479
Ecodiesel Colombia S.A.	7,093	116,694	1,792	73,852
Offshore International Group Inc	-	-	1,093	-
	14,896	137,808	19,586	192,331
Associates
Gas Natural del Oriente S.A. E.S.P.	-	5,931	-	-
Extrucol S.A.	-	248	-	-
E2 Energía Eficiente S.A. E.S.P.	13,107	670	-	-
	28,003	144,657	19,586	192,331
40

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

29.	Segments information

The description of the business segments can be seen in Note 4.19 of the consolidated financial statements as of December 31, 2020.

The following segment information is reported based on the information used by the Board of Directors, as the top party responsible for strategic and operational decisions of these business segments. The performance of the segments is based primarily on an analysis of income, costs, expenses and results for the period generated by each segment, which are regularly monitored.

The information disclosed in each segment is presented net of transactions among the Ecopetrol Business Group.

29.1	Statement of profit or loss by segment

The following presents the consolidated statement of profit and loss by segment for the periods of three months ended March 31, 2021 and 2020:

	Three-month period ended March 31, 2021 (Unaudited)
	Exploration and Production	Refining and Petrochemicals	Transportation and Logistics	Eliminations	Total
Third party sales	7,628,318	8,845,089	666,450	66,117	17,205,974
Inter-segment sales	5,588,173	835,754	2,141,661	(8,565,588)	-
Revenue	13,216,491	9,680,843	2,808,111	(8,499,471)	17,205,974
Costs of sales	(8,918,755)	(9,250,614)	(778,556)	8,435,905	(10,512,020)
Gross profit	4,297,736	430,229	2,029,555	(63,566)	6,693,954
Administration expenses	(360,394)	(141,444)	(104,660)	51,136	(555,362)
Operation and projects expenses	(320,078)	(226,117)	(78,694)	18,248	(606,641)
Impairment of non-current assets	-	1,614	791	-	2,405
Other operating income (expenses), net	(22,541)	2,889	(1,362)	(15)	(21,029)
Operating income	3,594,723	67,171	1,845,630	5,803	5,513,327
Financial result, net
Financial income	119,434	6,242	8,424	(72,273)	61,827
Financial expenses	(575,090)	(262,178)	(62,088)	64,731	(834,625)
Foreign exchange (loss) gain, net	(36,668)	(35,405)	192,941	-	120,868
	(492,324)	(291,341)	139,277	(7,542)	(651,930)
Share of profit of associates and joint ventures	6,787	46,460	-	-	53,247
Income before tax	3,109,186	(177,710)	1,984,907	(1,739)	4,914,644
Income tax	(976,947)	32,738	(592,521)	-	(1,536,730)
Net profit (loss) for the period	2,132,239	(144,972)	1,392,386	(1,739)	3,377,914
Net profit (loss) attributable to:
Group owners of parent	2,152,847	(187,223)	1,122,040	(1,739)	3,085,925
Non-controlling interest	(20,608)	42,251	270,346	-	291,989
	2,132,239	(144,972)	1,392,386	(1,739)	3,377,914
Supplementary information
Depreciation, depletion and amortization	1,623,915	384,828	293,353	-	2,302,096
Impairment of non-current assets	-	(1,614)	(791)	-	(2,405)
41

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Three-month period ended March 31, 2020 (Unaudited)
	Exploration and Production	Refining and Petrochemicals	Transportation and Logistics	Eliminations	Total
Third party sales	6,421,748	7,850,453	773,583	26,182	15,071,966
Inter-segment sales	4,061,733	437,289	2,410,910	(6,909,932)	-
Revenue	10,483,481	8,287,742	3,184,493	(6,883,750)	15,071,966
Costs of sales	(8,936,273)	(8,231,193)	(891,899)	6,772,542	(11,286,823)
Gross profit	1,547,208	56,549	2,292,594	(111,208)	3,785,143
Administration expenses	(351,579)	(147,216)	(91,454)	49,640	(540,609)
Operation and projects expenses	(246,396)	(244,480)	(89,316)	61,432	(518,760)
Impairment of non-current assets	(518,173)	(689,781)	13	-	(1,207,941)
Other operating income (expenses), net	(30,729)	1,385	9,795	(13)	(19,562)
Operating income	400,331	(1,023,543)	2,121,632	(149)	1,498,271
Financial result, net
Financial income	364,315	26,550	50,157	(79,021)	362,001
Financial expenses	(714,572)	(285,663)	(93,142)	79,170	(1,014,207)
Foreign exchange (loss) gain, net	199,057	(854,833)	642,386	-	(13,390)
	(151,200)	(1,113,946)	599,401	149	(665,596)
Share of profit of associates and joint ventures	(51,315)	50,719	(13)	-	(609)
Income before tax	197,816	(2,086,770)	2,721,020	-	832,066
Income tax	(48,305)	511,718	(815,331)	-	(351,918)
Net profit (loss) for the period	149,511	(1,575,052)	1,905,689	-	480,148
Net profit (loss) attributable to:
Group owners of parent	170,723	(1,611,683)	1,573,854	-	132,894
Non-controlling interest	(21,212)	36,631	331,835	-	347,254
	149,511	(1,575,052)	1,905,689	-	480,148
Supplementary information
Depreciation, depletion and amortization	1,510,053	1,040,991	939,014	-	3,490,058
Impairment of non-current assets	518,173	689,781	(13)	-	1,207,941
42

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

29.2	Sales by product

	Sales by product - Segments
	Three-month period ended March 31, 2021 (Unaudited)
	Exploration and Production	Refining and Petrochemicals	Transportation and Logistics	Eliminations	Total
National sales
Mid-distillates	-	3,192,638	-	(12,163)	3,180,475
Gasolines and turbo fuels	-	3,180,356	-	(451,615)	2,728,741
Services	26,596	39,923	2,808,111	(2,082,476)	792,154
Natural gas	962,376	-	-	(226,338)	736,038
Plastic and rubber	-	367,595	-	-	367,595
Fuel gas service	-	171,590	-	(1,754)	169,836
Asphalts	3,773	152,682	-	-	156,455
L.P.G. and propane	111,785	62,510	-	(5,317)	168,978
Crude	5,396,046	-	-	(5,355,091)	40,955
Aromatics	-	61,290	-	-	61,290
Polyethylene	-	92,283	-	-	92,283
Other income – Gas contracts (1)	924	-	-	-	924
Fuel oil	5,284	5,667	-	-	10,951
Other products	4,757	468,090	-	(364,717)	108,130
	6,511,541	7,794,624	2,808,111	(8,499,471)	8,614,805
Foreign sales
Crude	6,738,757	-	-	-	6,738,757
Diesel	-	918,483	-	-	918,483
Plastic and rubber	-	396,686	-	-	396,686
Fuel oil	-	476,084	-	-	476,084
Gasolines and turbo fuels	-	-	-	-	-
Natural gas	9,666	-	-	-	9,666
L.P.G. and propane	8,400	-	-	-	8,400
Cash flow hedging – Reclassification to profit or loss (Note 27.4)	(66,390)	-	-	-	(66,390)
Other products	14,517	94,966	-	-	109,483
	6,704,950	1,886,219	-	-	8,591,169
	13,216,491	9,680,843	2,808,111	(8,499,471)	17,205,974
43

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Sales by product - Segments
	Three-month period ended March 31, 2020 (Unaudited)
	Exploration and Production	Refining and Petrochemicals	Transportation and Logistics	Eliminations	Total
National sales
Mid-distillates	-	3,187,608	-	(2,795)	3,184,813
Gasolines and turbo fuels	-	2,658,128	-	(364,481)	2,293,647
Services	40,320	147,501	3,184,476	(2,431,432)	940,865
Natural gas	846,686	116,356	-	(180,522)	782,520
Plastic and rubber	-	174,771	-	-	174,771
Fuel gas service	-	-	-	-	-
Asphalts	5,613	130,527	-	-	136,140
L.P.G. and propane	60,712	33,439	-	-	94,151
Crude	3,943,187	-	-	(3,873,607)	69,580
Aromatics	-	57,753	-	-	57,753
Polyethylene	-	43,443	-	-	43,443
Other income – Gas contracts	27,648	-	-	-	27,648
Fuel oil	1,903	16,114	-	-	18,017
Other products	7,929	175,307	-	(30,913)	152,323
	4,933,998	6,740,947	3,184,476	(6,883,750)	7,975,671
Recognition of price differential	-	(83,759)	-	-	(83,759)
	4,933,998	6,657,188	3,184,476	(6,883,750)	7,891,912
Foreign sales
Crude	5,659,688	29	-	-	5,659,717
Diesel	-	716,852	-	-	716,852
Plastic and rubber	-	325,841	-	-	325,841
Fuel oil	-	260,067	-	-	260,067
Gasolines and turbo fuels	-	-	-	-	-
Natural gas	5,526	-	-	-	5,526
L.P.G. and propane	4,494	-	-	-	4,494
Cash flow hedging – Reclassification to profit or loss	(127,743)	-	-	-	(127,743)
Other products	7,518	327,765	17	-	335,300
	5,549,483	1,630,554	17	-	7,180,054
	10,483,481	8,287,742	3,184,493	(6,883,750)	15,071,966

30.	Relevant events (Unaudited)

-	On March 25, 2021, the Board of Directors of Ecopetrol S.A., within the framework of the potential transaction that would allow the Company to acquire 51.4% of the shareholding that the Ministry of Finance and Public Credit currently has in ISA, approved the creation of a Special Committee that will act as a support body of this, on a temporary basis, to evaluate the valuation of ISA, the price range and/or the price of the potential transaction and make the necessary recommendations to the Board of Directors.
44

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Exhibit 1 - Consolidated companies, associates and joint ventures (Unaudited)

Company	Functional Currency	Ownership Interest Ecopetrol	Activity	Country/ Domicile	Geographic area of operations	Net equity	Profit (loss) for the period	Total Assets	Total Liabilities
Subsidiaries
Refinería de Cartagena S.A.S.	U.S. Dollar	100%	Hydrocarbons refining, marketing and distribution	Colombia	Colombia	19,288,263	(173,914)	31,393,430	12,105,167
Cenit transporte y logística de hidrocarburos S.A.S.	Colombian peso	100%	Storage and transportation through hydrocarbon pipelines	Colombia	Colombia	12,859,770	1,188,865	16,821,733	3,961,963
Ecopetrol Global Energy S.L.U.	U.S. Dollar	100%	Investment vehicle	Spain	Spain	10,493,183	(121,286)	10,493,431	248
Oleoducto Central S. A. - Ocensa	U.S. Dollar	72,65%	Pipeline transportation of crude oil	Colombia	Colombia	3,791,696	593,668	6,539,015	2,747,319
Hocol Petroleum Limited.	U.S. Dollar	100%	Investment vehicle	Bermuda	Bermuda	3,622,806	171,431	3,622,968	162
Ecopetrol América LLC.	U.S. Dollar	100%	Hydrocarbons exploration and exploitation	United States of America	United States of America	2,531,121	42,907	2,972,481	441,360
Hocol S.A.	U.S. Dollar	100%	Hydrocarbons exploration and exploitation	Cayman Islands	Colombia	2,813,087	171,526	4,235,784	1,422,697
Esenttia S.A.	U.S. Dollar	100%	Commercialization polypropylene resins	Colombia	Colombia	2,018,387	32,290	2,603,869	585,482
Ecopetrol Capital AG	U.S. Dollar	100%	Collection of surpluses from, and providing funds to, companies of the Ecopetrol Business Group	Switzerland	Switzerland	2,058,914	50,762	8,088,577	6,029,663
Oleoducto Bicentenario de Colombia S.A.S.	Colombian peso	55,97%	Pipeline transportation of crude oil	Colombia	Colombia	1,685,216	63,617	3,591,323	1,906,107
Andean Chemicals Ltd.	U.S. Dollar	100%	Investment vehicle	Bermuda	Bermuda	1,422,366	15,618	1,422,630	264
Oleoducto de los Llanos Orientales S. A. - ODL	Colombian peso	65%	Pipeline transportation of crude oil	Panama	Colombia	684,638	99,361	1,433,316	748,678
Inversiones de Gases de Colombia S.A. Invercolsa S.A.	Colombian peso	51,88%	Holding with investments in transportation and distribution companies of natural gas and LPG in Colombia	Colombia	Colombia	670,945	63,964	1,365,829	694,884
Black Gold Re Ltd.	U.S. Dollar	100%	Reinsurer of Ecopetrol and its subsidiaries	Bermuda	Bermuda	902,402	4,477	1,096,849	194,447
Oleoducto de Colombia S. A. – ODC	Colombian peso	73%	Pipeline transportation of crude oil	Colombia	Colombia	336,642	92,046	720,588	383,946
45

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Company	Functional Currency	Ownership Interest Ecopetrol	Activity	Country/ Domicile	Geographic area of operations	Net equity	Profit (loss) for the period	Total Assets	Total Liabilities
Ecopetrol USA Inc.	U.S. Dollar	100%	Hydrocarbons exploration and exploitation	United States of America	United States of America	8,784,675	33,610	8,802,486	17,811
Ecopetrol Permian LLC.	U.S. Dollar	100%	Hydrocarbons exploration and exploitation	United States of America	United States of America	4,480,002	(388)	4,503,908	23,906
Ecopetrol Oleo é Gas do Brasil Ltda.	Brazilian real	100%	Hydrocarbons exploration and exploitation	Brazil	Brazil	1,626,024	(28,746)	1,670,558	44,534
Esenttia Masterbatch Ltda.	Colombian peso	100%	Manufacture of polypropylene compounds and masterbatches	Colombia	Colombia	214,240	58,641	447,079	232,839
Ecopetrol del Perú S. A.	U.S. Dollar	100%	Hydrocarbons exploration and exploitation	Peru	Peru	56,739	(63)	58,959	2,220
ECP Hidrocarburos de México S.A. de C.V.	U.S. Dollar	100%	Offshore exploration	Mexico	Mexico	25,348	(125,890)	94,768	69,420
Ecopetrol Costa Afuera S.A.S.	Colombian peso	100%	Offshore exploration	Colombia	Colombia	12,669	(687)	32,123	19,454
Ecopetrol Energía S.A.S E.S.P.	Colombian peso	100%	Energy supply service	Colombia	Colombia	14,190	1,529	102,860	88,670
Esenttia Resinas del Perú SAC	U.S. Dollar	100%	Commercialization polypropylene resins and masterbatches	Peru	Peru	8,924	2,127	59,904	50,980
Topili Servicios Administrativos S de RL De CV.	Mexican peso	100%	Specialized management services	Mexico	Mexico	13	(5)	17	4
Kalixpan Servicios Técnicos S de RL De CV.	Mexican peso	100%	Specialized services related to oil and gas industry	Mexico	Mexico	15	(6)	22	7

Joint ventures
Equion Energía Limited	U.S. Dollar	51%	Hydrocarbons exploration and exploitation	United Kingdom	Colombia	2,602,531	13,231	2,736,689	134,158
Ecodiesel Colombia S.A. (1)	Colombian peso	50%	Production, commercialization and distribution of biofuels and oleochemicals	Colombia	Colombia	114,662	11,317	187,436	72,774
46

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

March 31, 2021

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Company	Functional Currency	Ownership Interest Ecopetrol	Activity	Country/ Domicile	Geographic area of operations	Net equity	Profit (loss) for the period	Total Assets	Total Liabilities
Associates
Gases del Caribe S.A. E.S.P. (1)	Colombian peso	25,40%	Natural gas distribution and commercialization.	Colombia	Colombia	541,919	52,491	2,162,729	1,620,810
Gas Natural del Oriente S.A. E.S.P. (2)	Colombian peso	17,91%	Natural gas distribution and commercialization.	Colombia	Colombia	119,917	36,087	208,077	88,160
Gases de la Guajira S.A. E.S.P. (1)	Colombian peso	5,36%	Natural gas distribution and commercialization.	Colombia	Colombia	58,669	3,231	175,490	116,821
Colombiana de Extrusión S.A. – (1) Extrucol S.A.	Colombian peso	18,16%	Production of Polyethylene pipes and accessories.	Colombia	Colombia	40,020	743	71,487	31,467
E2 Energía Eficiente S. A. E.S.P. (1)	Colombian peso	9,92%	Energy services, supply, optimization, development, renewal and innovation of energy resources and infrastructure.	Colombia	Colombia	30,449	826	92,144	61,695
Serviport S.A. (3)	Colombian peso	49%	Services to support the loading and unloading of oil trucks, supply of equipment for the same purpose, technical inspections and load measurements	Colombia	Colombia	17,430	568	45,457	28,027
Sociedad Portuaria Olefinas y Derivados S.A. (1)	Colombian peso	50%	Construction, use, maintenance, adaptation and administration of port facilities, ports, private docks or service to the general public.	Colombia	Colombia	5,096	(10)	8,072	2,976

(1) Information available as of February 28, 2021.

(2) Information available as of December 31, 2020.

(3) Information available as of September 30, 2020. The investment is totally impaired.

47